Exhibit 99.1

PRO FORMA VALUATION REPORT
BRADFORD BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
BRADFORD BANK

Baltimore, Maryland

Dated as Of:
August 31, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia  22209

August 31, 2007

Board of Directors

Bradford Bank, MHC

Bradford Bancorp, Inc.

Bradford Bank

6910 York Road

Baltimore, Maryland  21212

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock to be issued by Bradford Bancorp, Inc., Baltimore, Maryland (“Bradford Bancorp” or the “Company”) in connection with the mutual-to-stock conversion of Bradford Bank.  It is our understanding that Bradford Bancorp will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans including Bradford Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions.  To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct community offering and/or a syndicate of registered broker-dealers.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”).

Plan of Conversion

On March 16, 2007, the respective Boards of Directors of Bradford Bank, Bradford Mid-Tier Company and Bradford Bank MHC (the “MHC”) unanimously adopted the plan of conversion.  Under the plan of conversion, Bradford Bank will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly owned subsidiary of Bradford Bancorp, a newly formed Maryland corporation.  Following the conversion, the MHC and Bradford Mid-Tier Company will cease to exist.

The plan of conversion provides for the establishment of The Bradford Bank Foundation (the “Foundation”).  The Foundation will be funded with $250,000 in cash and $2.75 million in Bradford Bancorp common stock.  The purpose of the Foundation is to provide financial support

Boards of Directors
August 31, 2007

to charitable organizations in the communities in which Bradford Bank operates and to enable those communities to share in Bradford Bank’s long-term growth.  The Foundation will be dedicated completely to community activities and the promotion of charitable causes.

In connection with the conversion, Bradford Bancorp will acquire Patapsco Bancorp, Inc. (“Patapsco Bancorp”).  On March 19, 2007 Bradford Bancorp entered into a definitive agreement to acquire Patapsco Bancorp.  Patapsco Bancorp is the holding company of The Patapsco Bank, which is based in Dundalk, Maryland.  Pursuant to the definitive agreement, shareholders of Patapsco Bancorp will be entitled to receive either $23.00 in cash or 2.3 shares of Bradford Bancorp common stock (based on a $10.00 per share initial public offering price), or a combination thereof, in exchange for each share of Patapsco Bancorp common stock.  The exchange of Patapsco Bancorp common stock will be subject to proration procedures set forth in the merger agreement, such that 50% of the consideration will be funded with Bradford Bancorp common stock and 50% will be funded with cash.  As of June 30, 2007, Patapsco Bancorp had 1,864,985 shares of common stock issued and outstanding.

Pursuant to the merger agreement, Patapsco Bancorp stock options outstanding at the Effective Time, whether or not vested, shall be canceled in exchange for a cash payment by Patapsco Bancorp in an amount equal to the product of (i) the number of shares of Patapsco Bancorp common stock subject to such option at the Effective Time and (ii) the amount by which the $23.00 per share cash consideration exceeds the exercise price per share of such option, net of any cash which must be held under federal and state income and employment tax requirements.  At the Effective Time, each share of restricted stock outstanding as of the Effective Time and issued pursuant to the Patapsco Bancorp 2004 Stock Incentive Plan, to the extent not already vested, shall vest and shall represent a right to receive the same Merger Consideration provided to other holders of Patapsco Bancorp common stock, net of any amounts that must be withheld under federal and state income and employment tax requirements.  The total merger consideration is valued at approximately $44.7 million.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form.  The background and experience of RP Financial is detailed in Exhibit V-1.  For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction.  We believe that we are independent of the Company, Bradford Bank, the MHC, Patapsco Bancorp and the other parties engaged by the Bank or the Company to assist in the stock conversion process.  RP Financial has not provided merger advisory services to the Company, the Bank, the MHC, Patapsco Bancorp and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Boards of Directors
August 31, 2007

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Bradford Bancorp, Bradford Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”).  We have conducted a financial analysis of Bradford Bancorp, Bradford Bank and the MHC that has included a review of audited financial information for the past five years through the year ended December 31, 2006 and a review of various unaudited information and internal financial reports through June 30, 2007.  We have also conducted due diligence related discussions with Bradford Bank’s management; Stegman & Company, Bradford Bancorp’s independent auditor; Muldoon Murphy & Aguggia LLP, Bradford Bancorp’s conversion counsel; and Sandler O’Neill & Partners, L.P., Bradford Bancorp’s marketing advisor in connection with the stock offering.  We have also analyzed the pro forma financial impact of Bradford Bancorp’s pending acquisition of Patapsco Bancorp, based on financial data set forth in the Company’s prospectus, a review of Patapsco Bancorp’s audited financial information for the past five years through the fiscal year ended June 30, 2007, a review of various unaudited information and internal financial reports through June 30, 2007, and due diligence related discussions with Patapsco Bancorp’s management.  All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions.  In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable.  While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Bradford Bancorp operates and have assessed Bradford Bancorp’s relative strengths and weaknesses.  We have monitored the material federal regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Bradford Bancorp and the industry as a whole to the extent we are aware of such matters.  We have analyzed the potential effects of the stock conversion and the Patapsco Bancorp acquisition on Bradford Bancorp’s operating characteristics and financial performance as they relate to the pro forma market value.  We have reviewed the overall conditions in Bradford Bancorp’s and Patapsco Bancorp’s market areas as set forth in demographic, economic and competitive information prepared by third party private and governmental sources.  We have compared Bradford Bancorp’s financial performance and condition, incorporating the Patapsco Bancorp acquisition, with selected publicly-traded thrifts with similar characteristics as Bradford Bancorp on a pro forma basis, as well as all publicly-traded thrifts.  We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial conversion offerings by thrifts.

The Appraisal is based on Bradford Bancorp’s representation that the information contained in the regulatory applications and prospectus, and additional information furnished to us by Bradford Bancorp, Patapsco Bancorp and their respective independent auditors, legal counsels, investment bankers and other authorized agents, are truthful, accurate and complete.  We did not independently verify the financial statements and other information provided by

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August 31, 2007

Bradford Bancorp and Patapsco Bancorp, or their respective independent auditors, legal counsels, investment bankers and other authorized agents, nor did we independently value the assets or liabilities of Bradford Bancorp and Patapsco Bancorp.  Our valuation was also predicated on Bradford Bancorp completing the acquisition of Patapsco Bancorp in a manner consistent with the merger agreement and the pro forma financial information set forth in the prospectus.  The valuation considers the Company only as a going concern and should not be considered as an indication of the Company’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Bradford Bancorp, Patapsco Bancorp and for all savings and banking institutions.  Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Bradford Bancorp’s value alone.  It is our understanding that Bradford Bancorp intends to remain an independent institution and there are no current plans for selling control of Bradford Bancorp as a converted institution.  To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Bradford Bancorp’s common stock, immediately upon completion of the stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 31, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion—including the 2,161,354 merger shares issued to Patapsco Bancorp’s shareholders as part of the $44.7 million cash and stock acquisition of Patapsco Bancorp and the 275,000 shares of common stock contributed to the Foundation—was $89,363,540 at the midpoint, equal to 8,936,354 shares at a per share value of $10.00.  Based on the foregoing valuation, the corresponding range of shares and market values based on a $10.00 per share price are as follows:

	Offering	Merger	Foundation	Total
	Shares	Shares(1)	Shares	Shares
Shares
Super maximum(1)	8,596,250	2,161,354	275,000	11,032,604
Maximum	7,475,000	2,161,354	275,000	9,911,354
Midpoint	6,500,000	2,161,354	275,000	8,936,354
Minimum	5,525,000	2,161,354	275,000	7,961,354
Adjusted minimum(2)	4,696,250	2,161,354	275,000	7,132,604

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August 31, 2007

Market Value
Super maximum(1)	$85,962,500	$21,613,540	$2,750,000	$110,326,040
Maximum	$74,750,000	$21,613,540	$2,750,000	$99,113,540
Midpoint	$65,000,000	$21,613,540	$2,750,000	$89,363,540
Minimum	$55,250,000	$21,613,540	$2,750,000	$79,613,540
Adjusted minimum(2)	$46,962,500	$21,613,540	$2,750,000	$71,326,040

(1)             Merger shares could increase up to 2,216,850 at the time the acquisition of Patapsco Bancorp is completed, due to the exercise of stock options and issuances of deferred compensation shares to directors, which would increase total shares issued at the super range to 11,088,100.  RP Financial considered the pro forma impact of the additional merger shares and we concluded that the pro forma shares outstanding, pro forma pricing ratios and pro forma market value were substantially unchanged from the super maximum.

(2)             If Bradford Bancorp does not receive orders for at least 5,525,000 shares in the offering, then, in Bradford Bancorp’s discretion in order to issue the minimum number of shares necessary to complete the conversion and stock offering, up to 828,750 unsubscribed shares may be issued to stockholders of Patapsco Bancorp as merger consideration.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Company’s common stock.  Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.  The appraisal reflects only a valuation range as of this date for the pro forma market value of Bradford Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Bradford Bancorp and Patapsco Bancorp as of June 30, 2007, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.  RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

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August 31, 2007

This valuation will be updated as provided for in the conversion regulations and guidelines.  These updates will consider, among other things, any developments or changes in the financial performance and condition of Bradford Bancorp and Patapsco Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues.  These updates may also consider changes in other external factors which impact value including, but not limited to:  various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates.  Should any such new developments or changes be material, in our opinion, to the valuation of the common stock, appropriate adjustments to the estimated pro forma market value will be made.  The reasons for any such adjustments will be explained in the update at the date of the release of the update.  The valuation will also be updated at the completion of Bradford Bancorp’s stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

/s/ GREGORY E. DUNN

Gregory E. Dunn
Senior Vice President

RP Financial, LC.

TABLE OF CONTENTS
BRADFORD BANCORP, INC.
Baltimore, Maryland

	DESCRIPTION	PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

	Introduction	1.1
	Plan of Conversion	1.1
	Acquisition of Patapsco Bancorp, Inc.	1.2
	Strategic Overview	1.3
	Reasons for the Acquisition of Patapsco Bancorp	1.5
	Reasons for Conversion and Use of Proceeds	1.6
	Balance Sheet Trends	1.7
	Patapsco Bancorp Balance Sheet Trends	1.11
	Pro Forma Balance Sheet Impact of Patapsco Bancorp Acquisition	1.13
	Income and Expense Trends	1.14
	Patapsco Bancorp Income and Expense Trends	1.18
	Pro Forma Earnings Impact of Patapsco Bancorp Acquisition	1.18
	Interest Rate Risk Management	1.19
	Lending Activities and Strategy	1.20
	Asset Quality	1.24
	Funding Composition and Strategy	1.25
	Subsidiaries	1.27
	Legal Proceedings	1.28

CHAPTER TWO	MARKET AREA

	Introduction	2.1
	National Economic Factors	2.1
	Market Area Demographics	2.6
	Regional Economy	2.8
	Deposit Trends	2.10
	Competition	2.12

RP Financial, LC.

TABLE OF CONTENTS
BRADFORD BANCORP, INC.
Baltimore, Maryland

DESCRIPTION			PAGE NUMBER

CHAPTER THREE		PEER GROUP ANALYSIS

Peer Group Selection			3.1
Financial Condition			3.5
Income and Expense Components			3.9
Loan Composition			3.12
Interest Rate Risk			3.14
Credit Rate Risk			3.16
Summary			3.16

CHAPTER FOUR		VALUATION ANALYSIS

Introduction			4.1
Appraisal Guidelines			4.1
RP Financial Approach to the Valuation			4.1
Valuation Analysis			4.2
1.	Financial Condition		4.3
2.	Profitability, Growth and Viability of Earnings		4.4
3.	Asset Growth		4.7
4.	Primary Market Area		4.7
5.	Dividends		4.8
6.	Liquidity of the Shares		4.9
7.	Marketing of the Issue		4.10
	A.	The Public Market	4.10
	B.	The New Issue Market	4.15
	C.	The Acquisition Market	4.19
8.	Management		4.19
9.	Effect of Government Regulation and Regulatory Reform		4.20
Summary of Adjustments			4.20
Valuation Approaches			4.21
1.	Price-to-Earnings (“P/E”)		4.22
2.	Price-to-Book (“P/B”)		4.23
3.	Price-to-Assets (“P/A”)		4.25
Comparison to Recent Conversions			4.25
Valuation Conclusion			4.26

RP Financial, LC.

LIST OF TABLES
BRADFORD BANCORP, INC.
Baltimore, Maryland

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheets	1.8
1.2	Historical Income Statements	1.15

2.1	Summary Demographic Data	2.7
2.2	Primary Market Area Employment Sectors	2.9
2.3	Unemployment Data	2.10
2.4	Deposit Summary	2.11
2.5	Market Area Counties Deposit Competitors	2.13

3.1	Peer Group of Publicly-Traded Thrifts	3.3
3.2	Balance Sheet Composition and Growth Rates	3.6
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.10
3.4	Loan Portfolio Composition and Related Information	3.13
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	3.15
3.6	Credit Risk Measures and Related Information	3.17

4.1	Market Area Unemployment Rates	4.8
4.2	Pricing Characteristics and After-Market Trends of Recent Conversions Completed	4.17
4.3	Market Pricing Comparatives	4.18
4.4	Public Market Pricing	4.24

RP® Financial, LC.
Page 1.1

I.  OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Bradford Bank was originally chartered in 1903 as a state chartered savings association under the name The Bradford Loan and Savings Association.  In 1935, Bradford Bank’s charter was changed to a federal savings and loan association under the name Bradford Federal Savings and Loan Association.  In 1987, Bradford Bank changed its charter to a federal savings bank under the name Bradford Federal Savings & Loan Association and in June 2002, the Bank’s name was changed to Bradford Bank.  In 2004, Bradford Bank reorganized into the mutual holding company structure, forming Bradford Mid-Tier Company (originally named Bradford Bancorp, Inc.) as a federally chartered stock holding company and Bradford Bank MHC (the “MHC”) as a federally chartered mutual holding company and sole stockholder of Bradford Bancorp.  Bradford Bank is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (“FDIC”).  As of June 30, 2007, the MHC had consolidated total assets of $568.6 million, total deposits of $462.8 million and total equity of $41.6 million, equal to 7.3% of total assets.  The MHC’s audited financial statements are included by reference as Exhibit I-1.

Plan of Conversion

On March 16, 2007, the respective Boards of Directors of Bradford Bank, Bradford Mid-Tier Company and Bradford Bank MHC unanimously adopted the plan of conversion.  Under the plan of conversion, Bradford Bank will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly-owned subsidiary of Bradford Bancorp, Inc. (“Bradford Bancorp” or the “Company”), a newly formed Maryland corporation.  Following the conversion, Bradford Bank MHC and Bradford Mid-Tier Company will no longer exist.  For purposes of this document, the existing consolidated entity will hereinafter be referred to as Bradford Bancorp or the Company.

In connection with the conversion, a charitable foundation will be established, known as The Bradford Bank Foundation (the “Foundation”).  The Foundation will be funded with cash

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Page 1.2

and stock equal to $3.0 million immediately following the closing of the conversion, comprised of a $2.750 million stock contribution and a $250,000 cash contribution.  The purpose of the Foundation is to continue the Bank’s long-standing commitment to the local communities served by the Bank.  In this regard, the Foundation will make grants and donations to non-profit and community groups and projects in the Bank’s market area.  Through stock ownership, the Foundation can participate in the long-term growth of the Company.

Acquisition of Patapsco Bancorp, Inc.

On March 19, 2007 Bradford Bancorp entered into a definitive agreement to acquire Patapsco Bancorp, Inc. (“Patapsco Bancorp”).  Patapsco Bancorp is the holding company of The Patapsco Bank, which is based in, Dundalk, Maryland.  Pursuant to the definitive agreement, shareholders of Patapsco Bancorp will be entitled to receive either $23.00 in cash or 2.3 shares of Bradford Bancorp common stock (based on a $10.00 per share initial public offering price), or a combination thereof, subject to proration procedures set forth in the merger agreement such that 50% of the consideration will be funded with Bradford Bancorp common stock and 50% will be funded with cash.  Based on Patapsco Bancorp’s consolidated balance sheet at June 30, 2007 and estimated purchase accounting adjustments, total intangible assets resulting from the acquisition have been estimated to equal $31.5 million.

Pursuant to the merger agreement, Patapsco Bancorp stock options outstanding at the Effective Time, whether or not vested, shall be canceled in exchange for a cash payment by Patapsco Bancorp in an amount equal to the product of (i) the number of shares of Patapsco Bancorp common stock subject to such option at the Effective Time and (ii) the amount by which the $23.00 per share cash consideration exceeds the exercise price per share of such option, net of any cash which must be held under federal and state income and employment tax requirements.  At the Effective time, each share of restricted stock outstanding as of the Effective Time and issued pursuant to the Patapsco Bancorp 2004 Stock Incentive Plan, to the extent not already vested, shall vest and shall represent a right to receive the same Merger Consideration provided to other holders of Patapsco Bancorp common stock, net of any amounts that must be withheld under federal and state income and employment tax requirements.  The total merger consideration is valued at approximately $44.7 million.

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Patapsco Bancorp, Inc.

Patapsco Bancorp is the Maryland chartered bank holding company for Patapsco Bank.  Patapsco Bancorp owns 100% of the issued and outstanding common stock of Patapsco Bank, which is the primary asset of Patapsco Bancorp.  Patapsco Bancorp is a publicly-traded company whose stock is quoted on the OTC Electronic Bulletin Board under the ticker symbol “PATD”.  To date, Patapsco Bancorp has not engaged in any material operations other than to hold all of the issued and outstanding stock of Patapsco Bank, investment of funds and the payment of dividends.  As of June 30, 2007, Patapsco Bancorp reported consolidated assets of $255.5 million, net loans receivable of $220.2 million, deposits of $189.7 million, borrowings of $38.8 million, trust preferred debt of $5.0 million and stockholders’ equity of $18.9 million, equal to 7.4% of total assets.  Patapsco Bancorp reported earnings for the twelve months ended June 30, 2007 of $1.2 million or approximately 0.48% of average assets.  Pursuant to the merger agreement, Patapsco Bancorp will be merged into Bradford Bancorp and Bradford Bancorp will be the surviving corporation.

Patapsco Bank

Patapsco Bank is a Maryland commercial bank headquartered in Dundalk, Maryland.  Patapsco Bank serves the Baltimore metropolitan area through five full service branch offices and a limited service office.  Patapsco Bank is subject to regulation, examination and supervision by the State of Maryland Commissioner of Financial Regulation (“Commissioner”), the Federal Reserve Board and the FDIC.  Pursuant to the merger agreement, Patapsco Bank will be merged into Bradford Bank.  It is expected that the merged bank will continue under the name of “Bradford Bank”.

Strategic Overview

Bradford Bancorp is a community-oriented financial institution, which emphasizes the offering of traditional financial services to individuals and businesses within the markets served by the Company’s offices and nearby surrounding markets.  Bradford Bancorp’s range of products include personal and business checking, FDIC insured savings deposits, mortgage

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Page 1.4

loans, consumer loans, commercial real estate loans, commercial business loans and investment and title services.

The Company’s market niche is serving as a community-oriented financial institution that meets the financial services needs of residents and businesses in the Baltimore metropolitan area and nearby surrounding markets.  In particular, the Company has developed a niche in originating acquisition, development and construction (“ADC”) loans for tract housing in Maryland, as well as in southern Pennsylvania, northern Virginia, and Delaware.  The Company’s ADC lending niche will continue to be developed as part of its strategic plan going forward, while growth of commercial real estate loans and commercial business loans will be emphasized as the primary sources of the Company’s future loan growth.  Consumer loan growth is expected to be a source of limited loan growth, primarily through growth of home equity loans.  The Company’s indirect auto lending program was discontinued in August 2007, which was the primary source of the Company’s consumer loan growth since it was initiated in May 2006.  Deposit growth is expected to fund most of the Company’s projected asset growth, in which growth of lower costing transaction accounts will be emphasized.  Deposit growth will be facilitated by the expanded branch network resulting from recently completed acquisitions and the pending acquisition of Patapsco Bancorp, as well as through de novo branching.

A key component of the Company’s strategic plan in recent years has been to supplement organic growth with growth through acquisitions.  In addition to the pending acquisition of Patapsco Bancorp, the Company acquired Wyman Park Bancorporation, Inc., Lutherville, Maryland (“Wyman Park”), and its wholly-owned subsidiary, Wyman Park Federal Savings & Loan Association in February 2003.  Wyman Park had total assets of approximately $70 million.  In January 2007, Bradford Mid-Tier Company completed the acquisition of Valley Bancorp, Inc., Hunt Valley, Maryland (“Valley Bancorp”), and its wholly-owned Valley Bank of Maryland.  At December 31, 2006, Valley Bancorp had total assets of $50.9 million, deposits of $37.3 million and total equity of $5.4 million.  In June 2007, Golden Prague Federal Savings and Loan Association, Baltimore, Maryland (“Golden Prague”) and Senator Bank, Cockeysville, Maryland were merged into Bradford Bank.  At March 31, 2007, Golden Prague had total assets of $29.3 million, deposits of $24.8 million and total capital of $2.3 million.  At March 31, 2007, Senator Bank had total assets of $21.4 million, deposits of $20.1 million and total capital of $1.4 million.

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Page 1.5

Of the nine branch offices currently maintained by the Company, two were Wyman Park branches, one was a Valley Bancorp branch, one was a Golden Prague branch and one was a Senator Bank branch.  One of the Golden Prague branches was consolidated into one of Bradford Bank’s branches.  Additionally, in October 2006, Bradford Bancorp completed the assumption of $6.4 million of deposits located at the Ellicott City branch of American Bank, Silver Spring, Maryland.

Through the acquisition of Patapsco Bancorp, the Company will expand its market presence in the Baltimore metropolitan area.  The acquisition will provide the Company with a larger, more diversified community bank and a larger customer base to cross-sell products and services, as well as opportunities to develop new banking relationships that can be realized from maintaining a larger geographic market presence.  Areas of strategic emphasis for the Company following the conversion are expected to consist of:  (1) to increase the number of households served by the Company’s core business lines through active cross-selling initiatives and effective marketing promotions; (2) expand commercial business products and services in all markets that will be served by the combined entity; (3) continue to develop ADC lending niche relationships; and (4) emphasize growth of fee-based products with particular emphasis on the sale of non-deposit products and expanding the products and services offered by Bradford Bank.  A map of the Company’s branch network following the acquisition of Patapsco Bancorp is set forth in Exhibit I-2.

Reasons for the acquisition of patapsco bancorp

The acquisition of Patapsco Bancorp is expected to be beneficial to Bradford Bancorp’s operations in a number of ways.  Most notably, the acquisition will serve to expand and strengthen the Company’s market presence in the Baltimore metropolitan area.  Other reasons for the merger are set forth below.

•                  The expanded branch network will enhance customer convenience, thereby increasing opportunities for growth at all of the Company’s branches.

•                  Loan portfolio diversification will be accelerated by the acquisition of Patapsco Bancorp’s loan portfolio, particularly with respect to commercial business loans.

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Page 1.6

•                  Increase the concentration of core deposits maintained as a percent of total deposits.

•                  The combined entity will have a larger customer base for purposes of cross-selling the Company’s product and services.

•                  The larger asset size, geographic presence and market capitalization that will result from the acquisition will better position the Company to pursue other strategic acquisitions.

•                  Certain operating synergies and cost reductions, net of certain consolidation costs, are anticipated as a result of the merger, including:

—           Reduction in personnel expenses through consolidation of certain management and administrative positions;

—           Reduction of certain professional services, such as legal, audit and tax and consulting;

—           Spreading securities, shareholder reporting and regulatory reporting and examination expenses over a larger base; and

—           Consolidating the remaining Golden Prague branch into a nearby Patapsco Bancorp branch.

Immediately following the acquisition of Patapsco Bancorp, the composition of the Company’s board of directors and executive management team will change.  In particular, one of the Company’s current directors will resign and two members of Patapsco Bancorp’s board of directors will be appointed to the boards of directors of Bradford Bancorp and Bradford Bank.  With regard to executive management, the Company’s current Executive Vice President and Chief Financial Officer will be appointed to the position of Executive Vice President and Chief Operating Officer and Patapsco Bancorp’s current Chief Executive Officer and Chief Financial Officer will be appointed to the position of Senior Vice President and Chief Financial Officer.  It is anticipated that other members of the Company’s and the Bank’s executive and senior management will continue in their current roles following the acquisition.  There will be some consolidation of Patapsco Bancorp’s senior management positions and administrative staff following the acquisition.

Reasons for Conversion and Use of Proceeds

A key component of the Company’s business plan is to complete a conversion offering.  The conversion will support growth of market share and competitive position, most notably through the acquisition of Patapsco Bancorp.  The conversion proceeds will be utilized to fund

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the cash consideration to be paid for the acquisition.  Additionally, the conversion and increased capital resources that will result from the sale and issuance of common stock will support: (1) expansion of lending and deposit gathering activities with broader distribution outlets; (2) expansion and diversification of operations through acquisitions of other financial institutions or de novo branching as opportunities arise; (3) enhancement of existing products and services and development of new products and services; (4) improvement of competitive position; and (5) enhancement of earnings through higher earnings and more flexible capital management strategies.  The projected use of proceeds is highlighted below.

o                                         The Company.  The Company is expected to retain $5.0 million of cash proceeds and sufficient funds to fund the ESOP loan, equal to 8.0% of the offering amount and shares contributed to the Foundation, the $250,000 cash contribution to the Foundation and repayment of a $3.0 million borrowing.

o                                         The Bank.  The majority of the net proceeds will be infused into the Bank.  Cash proceeds infused into the Bank will be used to fund the cash portion of the consideration to be paid for the acquisition of Patapsco Bancorp.  The approximate cash cost to be paid for the acquisition is $25.9 million, which includes $2.8 million of merger related transaction expenses and one time restructuring charges.  The remaining proceeds will initially become part of general funds, the substantial portion of which will be deployed into loans and investments.  Under the terms of the merger agreement, Patapsco Bank will be merged into Bradford Bank.

Balance Sheet Trends

Table 1.1 shows the Company’s historical balance sheet data for the past five years and at June 30, 2007, as well as the Company’s pro forma balance sheet at June 30, 2007.  The pro forma balance sheet gives effect to the acquisition of Patapsco Bancorp before incorporating the capital to be raised in the stock offering.  The following paragraphs describe the historical balance sheet trends for Bradford Bancorp on a pre-acquisition basis.  The pro forma balance sheet impact of the acquisition of Patapsco Bancorp will be discussed at the end of this section.

From year end 2002 through June 30, 2007, Bradford Bancorp’s assets increased at an annual rate of 11.1%.  General trends in the Company’s interest-earning asset composition reflect that the loans receivable balance has trended higher as a percent of assets, which was primarily supported by loans increasing at an annual rate of 18.3% during the period covered in

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[Table 1.1 appears here
Bradford Bancorp, Inc.
Historical Balance Sheets
(Amount and Percent of Assets)]

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Table 1.1.  Comparatively, the balance of cash and investments decreased slightly during the period.  Overall, loans receivable increased from 57.2% of assets at year end 2002 to 75.8% of assets at June 30, 2007, while cash, investment securities and FHLB stock declined from 40.8% of assets at year end 2002 to 19.5% of assets at June 30, 2007.  Asset growth has been primarily funded by deposit growth, although borrowings increased at a faster rate than deposits over the four and one-half year period covered in Table 1.1.  Accordingly, deposits decreased from 85.7% of assets at year end 2002 to 81.4% of assets at June 30, 2007, while, over the same time period, borrowings increased from 2.0% of assets to 10.1% of assets.  A summary of Bradford Bancorp’s key operating ratios for the past five and one-half years is presented in Exhibit I-3.

Trends in the Company’s loan portfolio composition reflect that residential mortgage loans continue to account for the largest concentration of loans outstanding, but, due to stronger growth of other loan types, the relative concentration of residential mortgage loans comprising total loans has declined in recent years.  At year end 2002 residential mortgage loans comprised 73.7% of total loans, versus 46.8% of total loans at June 30, 2007.  Comparatively, over the same time period, commercial real estate loans increased from 6.4% of total loans to 13.2% of total loans, ADC loans increased from 4.2% of total loans to 17.8% of total loans and commercial business loans increased from 3.0% of total loans to 4.9% of total loans.  The concentration of commercial construction loans also increased during the past four and one-half years, but remained a minor area of lending diversification for the Company.  Commercial construction loans equaled 2.9% of total loans at June 30, 2007, versus 0.9% of total loans at year end 2002.  Trends in the consumer loan portfolio show that prior to the introduction of the indirect auto lending program, consumer loans were declining as a percent of total loans (11.7% of total loans at year end 2002 versus 9.0% of total loans at year end 2005).  With consumer loan growth generated largely through the indirect auto loan program, the ratio of consumer loans comprising total loans increased from 9.0% at year end 2005 to 14.4% at June 30, 2007.

The intent of the Company’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Bradford Bancorp’s overall credit and interest rate risk objectives.  Over the past five and one-half years, the Company’s level of cash and investment securities (inclusive of FHLB stock) comprising assets generally trended lower, decreasing from 40.8% of assets at year end 2002 to 19.5% of assets at June 30, 2007.

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Investment securities held by the Company consist of U.S. Government and agency securities ($44.7 million), mortgage-backed securities ($35.4 million), municipal bonds ($11.3 million), trust preferred securities ($4.5 million) and equity securities ($346,000).  The Company also held $2.6 million of certificates of deposit (“CDs”) in other financial institutions at June 30, 2007.  To facilitate management of interest rate risk, with the exception of $7.7 million of mortgage-backed securities, the entire investment portfolio is maintained as available for sale.  As of June 30, 2007, the net unrealized loss on the available for sale securities portfolio equaled $2.1 million.  The FHLB stock balance at June 30, 2007 equaled $3.5 million.  The Company also maintained cash and cash equivalents of $8.2 million at June 30, 2007, which equaled 1.4% of assets.  Exhibit I-4 provides historical detail of the Company’s investment portfolio.

Over the past five and one-half years, the Company’s funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings.  From year end 2002 through June 30, 2007, the Company’s deposits increased at an annual rate of 9.8%.  Deposit growth was in part supported by acquisition related growth, which included the acquisition of Wyman Park in February 2003 ($60 million of deposits), the acquisition of Valley Bancorp in January 2007 ($37 million of deposits) and the assumption of deposits located at the Ellicott City branch of American Bank in October 2006 ($6 million of deposits).  Overall, the ratio of deposits funding assets declined from a peak ratio of 87.9% at year end 2003 to a low of 81.4% at June 30, 2007.  Time deposits constitute the largest portion of the Company’s deposit base and recent trends in the Company’s deposit composition show that the concentration of time deposits comprising total deposits has been increasing.  A decline in core deposits and growth of CDs have both contributed to the decline in the level of core deposits comprising total deposits.  The percent of CDs comprising total deposits increased from 71.3% at year end 2004 to 81.6% at June 30, 2007.

Borrowings serve as an alternative funding source for the Company to support management of funding costs and interest rate risk.  Borrowings as a percent of assets trended gradually higher over the past four and one-half years, increasing from 2.0% of assets at year end 2002 to 10.1% of assets at June 30, 2007.  Borrowings held by the Company at June 30, 2007 consisted of $51.3 million of FHLB fixed rate term advances, $1.7 million of short-term borrowings from the FHLB, $1.5 million of federal funds purchased and a $3.0 million secured

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borrowings with a correspondent bank, carrying a variable rate of interest tied to the prime rate.  The borrowing was secured with the stock of Bradford Bank.

The Company’s capital increased at a 1.1% annual rate from year end 2002 through June 30, 2007, retained earnings during the period were somewhat offset by the cash acquisitions of Wyman Park and Valley Bancorp.  Over the same time period, tangible capital decreased at a 5.2% annual rate, as the result of the goodwill and other intangibles that were created by the acquisitions and assumption of deposits.  Goodwill and other intangibles equaled 1.8% of assets at June 30, 2007.  Asset growth outpaced the Company’s capital growth rate, as Bradford Bancorp’s equity-to-assets ratio decreased from 11.2% at year end 2002 to 7.3% at June 30, 2007.  Similarly, the Company’s tangible equity-to-assets ratio decreased from 11.2% at year end 2002 to 5.5% at June 30, 2007.  The Bank maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2007.

Patapsco Bancorp Balance Sheet Trends

From fiscal year end June 30, 2003 through fiscal year end June 30, 2007, Patapsco Bancorp’s assets increased at an annual rate of 12.8%.  As of June 30, 2007, Patapsco Bancorp maintained total assets of $255.5 million.  Asset growth was sustained by loan growth, which served to increase the concentration of loans comprising total assets.  Loan growth was funded by deposits, borrowings, retained earnings and redeployment of cash and investments.  Patapsco Bancorp’s loans outstanding equaled $220.2 million or 86.2% of assets at June 30, 2007, versus comparable measures of $113.3 million or 71.8% of assets at fiscal year end 2003.

Residential mortgage loans comprise the largest component of the loan portfolio, but trends in Patapsco Bancorp’s loan composition show that recent growth has been primarily sustained through other types of lending.  Residential mortgage loans equaled $74.3 million or 33.0% of total loans at fiscal year end 2007, versus $48.7 million or 40.8% of total loans at fiscal year end 2003.  Commercial business loans and leases and commercial real estate loans have been the primary sources of loan growth since fiscal year end 2003 and constitute the primary areas of lending diversification for Patapsco Bancorp.  Commercial business loans and leases increased from $36.8 million or 30.8% of total loans outstanding at fiscal year end 2003 to $70.1 million or 31.2% of total loans outstanding at fiscal year end 2007.  Over the same time period,

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commercial real estate loans increased from $14.6 million or 12.3% of total loans to $36.3 million or 16.1% of total loans.  Other areas of lending diversification for Patapsco Bancorp consist of consumer loans and construction loans, which have also contributed to growth of Patapsco Bancorp’s loan portfolio.  Consumer loans equaled $15.1 million or 12.6% of total loans at fiscal year end 2003 compared to $20.4 million or 9.1% of total loans at fiscal year end 2007.  Construction loans increased from $4.3 million or 3.6% of total loans at fiscal year end 2003 to $23.9 million or 10.6% of total loans at fiscal year end 2007.

Loan growth was in part funded with redeployment of cash and investment funds, which provided for a reduction in the level of cash and investment securities comprising total assets from $38.6 million or 24.5% of assets at fiscal year end 2003 to $23.2 million or 10.3% of assets at fiscal year end 2007.  Mortgage-backed securities comprised the most significant component of Patapsco Bancorp’s investment portfolio, with the portfolio consisting pass-through certificates that are guaranteed or insured by GSEs.  At June 30, 2007 Patapsco Bancorp’s investment portfolio consisted of $6.6 million of mortgage-backed securities, $4.7 million of U.S. Government and agency securities and $1.9 million of corporate bonds.  Patapsco Bancorp’s entire investment portfolio was classified as available for sale at June 30, 2007 and reflected a net unrealized loss of $511,000.  As of June 30, 2007, Patapsco Bancorp maintained investments required by law of $2.6 million equal to 1.0% of assets and cash and cash equivalents of $7.5 million equal to 2.9% of assets.  Overall, Patapsco Bancorp’s investment portfolio is composed of securities that are consistent with the Company’s investment strategy and, thus, upon completion of the acquisition, Patapsco Bancorp’s investment portfolio will be incorporated into the Company’s investment portfolio.

Patapsco Bancorp also maintains an investment in BOLI, which covers the lives of some of its employees.  Patapsco Bancorp is the owner and beneficiary of the policies.  The purpose of its BOLI investment is to provide funding for employee benefit plans.  As of June 30, 2007, the cash surrender value of Patapsco Bancorp’s BOLI equaled $2.0 million.

Deposits serve as the primary funding source for Patapsco Bancorp’s assets and have been maintained at a fairly stable level as a percent of assets.  Patapsco Bancorp’s ratio of deposits-to-assets equaled 75.8% at fiscal year end 2003 compared to 74.3% at fiscal year end 2007.  Comparatively, borrowings-to-assets equaled 12.8% at fiscal year end 2003 compared to

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17.1% at fiscal year end 2007.  Patapsco Bancorp’s deposit composition at June 30, 2007 consisted of 59.4% of time deposits and 40.6% of transaction and savings account deposits.  FHLB advances constitute the primary source of borrowings held by Patapsco Bancorp, which totaled $38.8 million at June 30, 2007.  FHLB advances held by Patapsco Bancorp consist of term advances with fixed rate laddered maturities.  As of June 30, 2007, the only other borrowing held by Patapsco Bancorp consisted of $5.0 million of trust preferred debt.

Patapsco Bancorp’s equity growth did not keep pace with asset growth since fiscal year end 2003, based on equity-to-assets ratios of 10.1% at fiscal year end 2003 and 7.4% at fiscal year end 2007.  Patapsco Bancorp’s tangible equity-to-assets ratio equaled 6.1% at June 30, 2007.

Pro Forma Balance Sheet Impact of Patapsco Bancorp Acquisition

The pro forma balance sheet impact of the Patapsco Bancorp acquisition is shown in Table 1.1 as of June 30, 2007.  On the asset side of the balance sheet, the ratio of loans-to-assets will increase slightly and the level of cash and investments comprising total assets will decline before factoring in the infusion of the net conversion proceeds.  The decline in the pro forma level of cash and investments reflects the impact of funding the cash consideration and related acquisition cost, which have been estimated to total $25.9 million in the pro forma adjustments.  Overall, the Company’s level of interest-earning assets declines from 95.2% of assets to 91.8% of assets on a pro forma combined basis, as the result of the goodwill and intangibles created by the acquisition.  As of June 30, 2007, the Company’s intangible assets equaled 1.8% of assets, while on a pro forma combined basis goodwill and intangibles equaled 5.1% of assets.  On the liability side of the balance sheet, the level of deposits and borrowings funding assets will decrease and increase, respectively, on a pro forma combined basis.  Deposits decrease from 81.4% of assets to 79.1% of assets on a pro forma combined basis, while borrowings increase from 10.1% of assets to 12.1% of assets on a pro forma combined basis.  Before factoring in the impact of the net conversion proceeds, the Company’s equity-to-asset ratio increases from 7.3% to 7.6% on a pro forma combined basis.  Before factoring in the impact of the net conversion proceeds, the Company’s tangible equity-to-assets ratio decreases from 5.5% to 2.6% on a pro forma combined basis.

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Income and Expense Trends

Table 1.2 shows the Company’s historical income statements for the past five years and for the twelve months ended June 30, 2007, as well as a pro forma income statement for the twelve months ended June 30, 2007 giving effect to the acquisition of Patapsco Bancorp.  The following discussion describes the historical income statements of Bradford Bancorp on a pre-acquisition basis.  The pro forma income statement impact of the acquisition of Patapsco Bancorp is discussed at the end of this section.

Over the past five and one-half years, the Company’s earnings ranged from a net loss of 0.24% of average assets in 2003 to a high of 1.18% of average assets in 2002.  For the twelve months ended June 30, 2007, the Company reported a net loss of $1.2 million or 0.22% of average assets.  The higher return reported for 2002 and the net loss reported for 2003 resulted from audit adjustments due to reconciliation differences, which significantly increased non-interest income in 2002 and significantly increased operating expenses in 2003.  Earnings for the twelve months ended June 30, 2007 were negatively impacted by additional one-time expenses resulting from the acquisitions of Valley Bancorp, Golden Prague and Senator Bank.  Net interest income and operating expenses represent the primary components of Bradford Bancorp’s core earnings.  Non-interest operating income generally has been a fairly stable, but somewhat limited contributor to the Company’s earnings.  The amount of loan loss provisions established over the past five and one-half years has varied, but in general have not been a significant factor in the Company’s earnings.  Gains and losses realized from the sale of securities typically have had a modest impact on earnings over the past five and one-half years and are not considered to be part of the Company’s recurring or core earnings.

Over the past five and one-half years, the Company’s net interest income to average assets ratio ranged from a high of 2.98% during 2005 to a low of 2.41% during 2002.  The upward trend in the net income ratio between 2002 and 2005 was supported by loan growth, including growth of higher yielding types of loans, and lower interest rates which facilitated a reduction in funding costs.  Comparatively, the downward trend experienced in the Company’s net interest income ratio since 2005 has resulted from spread compression.  As short-term interest rates have increased and the yield curve has flattened, the Company’s funding costs have increased more than yields earned on assets.  A shift in the Company’s deposit composition

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[Table 1.2 appears here
Bradford Bancorp, Inc.
Historical Income Statements
(Amount and Percent of Average Assets)]

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towards a higher concentration of CDs and increased utilization of borrowings as a funding source have also put upward pressure on the Company’s funding costs.  Since 2005, the Company’s interest rate spread (tax equivalent basis) decreased from 2.88% during 2005 to 2.40% during the first six months of 2007.  At June 30, 2007, the Company maintained an interest rate spread of 2.58%, implying that the interest rate spread will improve in the second half of 2007.  The Company’s historical interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

With the exception of 2002, non-interest operating income has been a relatively minor contributor to the Company’s earnings.  In 2002, audit adjustments due to reconciliation differences resulted in a significantly higher level of non-interest operating income equal to 1.11% of average assets.  Comparatively, since 2002, non-operating income ranged from a low of 0.14% of average assets in 2003 to a high of 0.24% of average assets for the twelve months ended June 30, 2007.  The positive trend in non-interest income has been primarily realized through growth of commission income generated from the sale of non-deposit investment products from a third-party registered broker-dealer.  The acquisition of a title company in 2006 has also increased fee income.  Commission income is the Company’s largest source of non-interest income.

Operating expenses represent the other major component of the Company’s earnings and have been maintained at a relatively stable level following the higher operating expenses recorded in 2003 as the result of audit adjustments due to reconciliation differences.  Operating expenses, inclusive of amortization of intangibles, increased from 1.93% of average assets in 2002 to 3.04% of average assets in 2003.  Comparatively, since 2003 operating expenses ranged from a low of 2.23% of average assets in 2004 to a high of 2.52% of average assets for the twelve months ended June 30, 2007.  Higher operating expenses during the most recent twelve month period reflect higher compensations costs resulting from the staff added due to the Valley Bancorp, Golden Prague and Senator Bank acquisitions and the 2006 title insurance agency acquisition.  The Company also increased staff to facilitate growth of commercial lending activities.

Overall, the general trends in the Company’s net interest margin and operating expense ratio since 2004 reflect a decline in core earnings, as indicated by the Company’s expense

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coverage ratio (net interest income divided by operating expenses).  Bradford Bancorp’s expense coverage ratio equaled 1.28 times during 2004, versus a comparable ratio of 1.04 times during the twelve months ended June 30, 2007.  The decline in the expense coverage ratio resulted from a decline in the net interest income ratio and an increase in the operating expense ratio.  Similarly, Bradford Bancorp’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 73.0% during 2004 was more favorable than the 86.4% efficiency ratio maintained for the twelve months ended June 30, 2007.

Over the past five and one-half years, maintenance of generally favorable credit quality measures has generally served to limit the amount of loss provisions established during the period.  Loan loss provisions established by the Company ranged from a low of 0.03% of average assets in 2002 to a high of 0.20% of average assets for the twelve months ended June 30, 2007.  The higher loan loss provisions established in recent periods were related to the real estate downturn in the local market, an increasing delinquency trend, a significant increase in classified assets and strong growth of higher risk types of loans over the past few years.  As of June 30, 2007, the Company maintained valuation allowances of $2.7 million, equal to 0.63% of net loans receivable and 95.9% of non-performing loans.  Exhibit I-6 sets forth the Company’s loan loss allowance activity during the past five and one-half years.

Non-operating income has primarily consisted of gains and losses on the sale of investments over the past five and one-half years.  One time merger expenses accounted for the non-operating loss recorded during the most recent twelve month period.  Non-operating gains and losses ranged from a loss of 0.38% of average assets for the twelve months ended June 30, 2007 to a gain of 0.21% of average assets in 2002.  The non-operating gains and losses reflected in the Company’s earnings are viewed as non-recurring income.

The Company’s effective tax rate ranged from a low of 8.77% during the twelve months ended June 30, 2007 to a high of 67.93% during 2006.  As set forth in the prospectus, the Company’s marginal effective statutory tax rate approximates 34.0%.

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Patapsco Bancorp Income and Expense Trends

Patapsco Bancorp reported positive earnings over the past five fiscal years, ranging from a low of 0.48% of average assets during fiscal 2007 to a high of 0.86% of average assets during fiscal 2003.  Net interest income and operating expenses also represent the major components of Patapsco Bancorp’s core earnings, which are supplemented by non-interest operating income derived primarily from service charges and fees on deposit accounts.  Loan loss provisions and non-operating income generally have been limited factors in Patapsco Bancorp’s earnings.

The downward trend in Patapsco Bancorp’s return on assets ratio since fiscal 2003 has been attributable to a decrease in core earnings, as well as a decrease in non-operating income.  Patapsco Bancorp’s net interest income to average assets ratio of 3.61% for fiscal 2007 was lower than the 4.33% ratio recorded during fiscal 2003.  Operating expenses increased from 2.99% of average assets during fiscal 2003 to 3.02% of average assets during fiscal 2007 and non-interest operating income increased from 0.27% of average assets during fiscal 2003 to 0.35% of average assets during fiscal 2007.  Non-operating income decreased from 0.10% of average assets in fiscal 2003 to 0.00% of average assets in fiscal 2007.  Gains on sales of investments and loans supported the higher level of non-operating income recorded during fiscal 2003.  Overall, Patapsco Bancorp’s expense coverage ratio of 1.20 times and efficiency ratio of 76.3% for fiscal 2007 were less favorable than the comparable fiscal 2003 ratios of 1.45 times and 65.0%.  The decrease in Patapsco Bancorp’s earnings since fiscal 2003 was partially offset by lower loan provisions established during fiscal 2007.  Loan loss provisions decreased from 0.34% of average assets during fiscal 2003 to 0.17% of average assets during fiscal 2007.

Pro Forma Earnings Impact of Patapsco Bancorp Acquisition

The pro forma income statement impact of the Patapsco Bancorp acquisition is shown in Table 1.2 for the twelve month period ended June 30, 2007.  Pro forma net interest income reflects the yield adjustments for interest rate sensitive assets and liabilities, based on mark-to-market valuation adjustments on Patapsco Bancorp’s balance sheet as of June 30, 2007.  Pro forma net interest income was also adjusted for the cash cost of the acquisition.  Non-interest expense was adjusted to account for the amortization of intangibles.  On a pro forma basis, before factoring in the reinvestment of conversion proceeds, Bradford Bancorp’s earnings

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increase from a net loss of 0.22% of average assets to net loss of 0.14% of average assets.  The improvement in the Company’s pro forma earnings resulted higher net interest income (increasing from 2.62% of average assets to 2.69% of average assets), lower loan provisions (decreasing from 0.20% of average assets to 0.18% of average assets), higher non-operating income (increasing from 0.24% of average assets to 0.25% of average assets) and lower non-operating losses (decreasing from 0.38% of average assets to 0.24% of average assets).  The improvement in the Company’s pro forma earnings was partially offset by an increase in amortization of the intangibles (increasing from 0.05% of average assets to 0.20% of average assets).  Pro forma operating expenses, except for amortization of intangibles, remained stable as a percent of average assets (2.47% of average assets).  The pro forma earnings do not reflect any potential cost savings that may be realized, as such estimates are considered to be speculative and therefore are not disclosed in the pro forma financial statements set forth in the prospectus.

Interest Rate Risk Management

Management of the Company’s interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee (“ALCO”) weekly.  The Company utilizes an internal model in conjunction with  net portfolio value (“NPV”) reports prepared by the OTS to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income.  The OTS analysis, as of June 30, 2007, indicated that Bradford Bank’s net portfolio value under a 200 basis point instantaneous and sustained rise in interest rates would decline by 52%, versus a decline of 41% based on the comparable internal model analysis (see Exhibit I-7).  Patapsco Bancorp utilizes an internal model to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income.  As of June 30, 2007, the interest rate risk analysis indicated a 200 basis point instantaneous and sustained rise in interest rates would result in a 7.1% increase in Patapsco Bancorp’s Fair Value of Equity.

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities.  The Company manages interest rate risk from the asset side of the balance sheet through maintaining investments as available for sale and emphasizing investments with terms of less than five years, diversifying into other types of lending beyond 1-4 family permanent

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mortgage loans, which consists primarily of short-term and adjustable rate loans and beginning in 2007 the Company has become more active in selling originations of longer term 1-4 family fixed rate loans to the secondary market.  As of June 30, 2007, of the Company’s total loans due after June 30, 2008, ARM loans comprised 25.9% of those loans (see Exhibit I-8).  On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing longer term fixed rate FHLB advances, emphasizing growth of lower cost and less interest rate sensitive transaction and savings accounts and seeking to extend CD maturities in low interest rate environments through offering attractive rates on selected longer term CDs.  Management of interest rate risk by Patapsco Bancorp is conducted in a similar manner as Bradford Bancorp.

Lending Activities and Strategy

The Company’s lending activities have traditionally emphasized 1-4 family permanent mortgage loans and 1-4 family permanent mortgage loans continue to comprise the largest concentration of the loan portfolio.  Beyond 1-4 family loans, lending diversification by the Company has emphasized origination of ADC loans.  Other areas of lending diversification include commercial real estate, commercial construction, consumer and commercial business loans.  Going forward, the Company’s lending strategy is to pursue further diversification of the loan portfolio, whereby growth of the commercial real estate and commercial business loans will be emphasized.  ADC lending is also expected to remain as an active area of lending for the Company.  The origination of 1-4 family permanent mortgage loans is expected to remain as a prominent lending activity for the Company, although growth of the 1-4 family portfolio will be slowed in part by the current philosophy of selling originations of longer term fixed rate loans.  The indirect auto lending program, which was initiated by the Company in May 2006 and accounted for the largest source of consumer loan growth in 2006 and the first six months of 2007, was discontinued in August 2007.

Patapsco Bancorp’s loan portfolio composition also reflects 1-4 family loans as the largest concentration of loans.  Commercial business loans and leases constitute the primary area of loan diversification for Patapsco Bancorp, followed by commercial real estate loans, construction loans and consumer loans.  Exhibit I-9 and Exhibit I-9A provide historical detail of

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Bradford Bancorp’s and Patapsco Bancorp’s loan portfolio compositions.  Exhibit I-10 provides the contractual maturity of the Company’s loan portfolio by loan type as of June 30, 2007.

Bradford Bancorp originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans.  In the past, the Company’s general philosophy has been to retain most  originations of 1-4 family permanent mortgage loans for investment.  Going forward, the Company plans to sell most originations of conforming fixed rate loans, with servicing retained by the Company.  In the current interest rate environment, most of the Company’s 1-4 family lending volume consists of fixed rate loans.  ARM loans offered by the Company include loans with one- and three-year repricing terms, as well as loans that convert to one year repricing terms after an initial repricing term of five or seven years.  ARM loans are indexed to the yield on comparable term U.S. Treasury securities adjusted to a constant maturity.  Initial rates on ARM loans are typically discounted from the fully-indexed rate.  The substantial portion of the Company’s 1-4 family permanent mortgage loans are underwritten to secondary market standards.  As of June 30, 2007, the Company maintained 1-4 family permanent mortgage loans totaling $202.8 million, equal to 46.8% of total loans outstanding.  As of June 30, 2007, Patapsco Bancorp maintained 1-4 family permanent mortgage loans totaling $74.3 million, equal to 33.0% of total loans outstanding.

ADC loans originated by the Company consist mostly of loans to selected developers to acquire land  and develop residential lots.  The Company also offers loans to selected developers to acquire land, develop residential lots and to construct residences on the lots.  ADC loans are typically offered for terms of one-to-three years and are priced off of the prime rate as reported in The Wall Street Journal.  ADC loans are originated up to a loan-to-value (“LTV”) ratio of 75%.  Construction loans offered for pre-sold homes to individual home buyers are offered up to a LTV ratio of 80%.  At June 30, 2007, the Company’s largest acquisition and development loan was for $4.0 million, $3.4 million of which was outstanding, for the development of lots for single family homes located in Maryland.  This loan was performing according to its terms at June 30, 2007.  At June 30, 2007, the Company’s largest acquisition, development and construction loan was for $1.9 million, $1.8 million of which was outstanding, for a condominium project located in Ocean City Maryland.  This loan was classified as substandard

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at June 30, 2007, because it was to the same borrower as a loan for a similar project which was foreclosed on by the Company.

The Company also offers loans to builders for the acquisition of developed lots and the construction of residential properties.  Such loans are typically offered for terms of one-to-two years and are priced off of the prime rate as reported in The Wall Street Journal.  These loans are originated up to a LTV ratio of 80% of the completed project or up to 75% for residences being built on a speculative basis.  At June 30, 2007, the Company’s largest acquisition and construction loan was for $4.3 million, $1.1 million of which was outstanding.  This loan was performing according to its terms at June 30, 2007.

At June 30, 2007, the Company’s largest outstanding indebtness to a single developer or builder for ADC loans totaled $4.4 million.  All loans to this developer were performing in accordance with their terms at June 30, 2007.  At June 30, 2007, the Company maintained ADC loans totaling $76.9 million, equal to 17.8% of total loans outstanding.

Commercial real estate loans represented the second largest area of lending diversification for the Company, which consist of loans that are collateralized by properties in the Company’s normal lending area.  Bradford Bancorp originates commercial real estate loans up to a maximum LTV ratio of 80.0%.  Loan terms typically provide for five year terms or 10 years with a five year rate call and payments based on an amortization schedule of up to 25 years.  Commercial real estate loans are generally priced at a margin above the 5-year U.S. Treasury rate.  Properties securing the commercial real estate portfolio consist primarily of retail properties, office buildings, small shopping centers and churches.  At June 30, 2007, the Company’s largest commercial real estate loan was a $3.8 million loan, which was secured by a retirement home.  This loan was performing in accordance with its terms at June 30, 2007.  At June 30, 2007, the Company maintained commercial real estate loans totaling $57.3 million, equal to 13.2% of total loans outstanding.

Commercial real estate loans offered by Patapsco Bancorp are underwritten with LTV ratios of up to 80% and are secured by local properties.  Patapsco Bancorp’s commercial real estate loans are generally originated on an adjustable rate basis with terms of up to 25 years or are amortized over a maximum of 25 years with a maturity generally of three-to-ten years.

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Properties securing Patapsco Bancorp’s commercial real estate loan portfolio consist of small office buildings, shopping centers and commercial and industrial buildings.  At June 30, 2007, Patapsco Bancorp maintained commercial real estate loans totaling $36.3 million, equal to 16.1% of total loans outstanding.

The balance of the Company’s mortgage loan portfolio consists of commercial construction loans.  Commercial construction loans are generally offered as construction/permanent loans, which provides for payment of interest only during the construction phase.  The Company will originate commercial construction loans up to a LTV ratio of 80% of the completed projected.  At June 30, 2007, the largest commercial loan construction commitment was for $3.8 million, $3.5 million of which was outstanding, for the construction of a church located in Baltimore, Maryland.  This loan was performing according to its terms at June 30, 2007.  At June 30, 2007, the Company maintained commercial construction loans totaling $12.4 million, equal to 2.9% of total loans outstanding.  Patapsco Bancorp offers residential and commercial construction, which are primarily originated as construction/permanent loans and are underwritten with comparable terms as the Company’s construction loans.  At June 30, 2007, Patapsco Bancorp maintained construction loans totaling $23.9 million, equal to 10.6% of total loans outstanding.

Diversification into non-mortgage lending consists of consumer loans, as well as commercial business loans.  Home equity loans and automobile loans constitute the substantial portion of the Company’s consumer loan portfolio.  Home equity loans are offered as fixed rate amortizing loans or floating rate lines of credit.  Home equity loans are offered for terms of up to 20 years and a maximum loan amount of $250,000.  Home equity loans are offered up to a LTV ratio of 89.9%, inclusive of other liens on the property.  Home equity lines of credit are tied to the prime rate as reported in The Wall Street Journal.  As of June 30, 2007, the Company maintained home equity loans and lines of credit totaling $32.9 million or 52.8% of total consumer loans outstanding.  The balance of consumer loan portfolio consists substantially of automobile loans, most of which were originated through the Company’s indirect auto loan program initiated in May 2006.  The Company originated indirect automobile loans through approximately 20 dealers in Maryland.  Automobile loans have fixed rates of interest and generally have terms up to six years for both new and used automobiles.  The majority of the

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automobile loans originated by the Company are secured by new automobiles.  As of June 30, 2007, the Company maintained automobile loans totaling $24.7 million or 39.6% of total consumer loans outstanding.  The indirect automobile lending program was discontinued in August 2007 because it was not generating sufficient profitability.  At June 30, 2007, the Company maintained consumer loans totaling $62.4 million, equal to 14.4% of total loans outstanding.

Patapsco Bancorp’s consumer loan portfolio is concentrated in home improvement and home equity loans, with the balance of the portfolio consisting of miscellaneous installment loans. At June 30, 2007, Patapsco Bancorp maintained consumer loans totaling $20.4 million, equal to 9.1% of total loans outstanding.

The Company offers commercial business loans and lines of credit to small- and medium-sized companies in its market area.  Commercial business loans offered by the Company consist of fixed rate term loans and floating rate lines of credit indexed to the prime rate as reported in The Wall Street Journal.  The commercial business loan portfolio consists of secured loans and leases.  Growth of the commercial business loan portfolio will be pursued in conjunction with the Company’s commercial real estate lending activities, pursuant to which the Company will seek to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products.  At June 30, 2007, the Company maintained commercial business loans totaling $21.3 million, equal to 4.9% of total loans outstanding.

Patapsco Bancorp offers commercial business loans and lease transactions under comparable terms as offered by the Company.  Loans to finance lease transactions are originated through Patapsco Bancorp’s subsidiary, Prime Business Leasing.  At June 30, 2007, Patapsco Bancorp maintained commercial business loans totaling $70.1 million, equal to 31.2% of total loans outstanding.

Asset Quality

One of the Company’s key operating objectives has been and continues to be to maintain a strong level of asset quality.  As shown in Exhibit I-11, Bradford Bancorp’s ratio of

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non-performing assets-to-assets ranged from a high of 0.57% at June 30, 2007 to a low of 0.26% at year ends 2002 and 2005.  The Company balance of non-performing assets at June 30, 2007 consisted of $2.8 million of non-accruing loans and $370,000 of real estate owned.  The non-accruing loan balance at June 30, 2007 consisted of $1.4 million of ADC loans, $885,000 of 1-4 family loans, $534,000 of commercial real estate loans and $22,000 of consumer loans.  As shown in Exhibit I-11A, Patapsco Bancorp maintained $487,000 of non-performing assets equal to 0.19% of assets.  Patapsco Bancorp’s non-performing asset balance at June 30, 2007 consisted of $482,000 of non-accruing loans and $5,000 of property acquired through foreclosure or repossession.  Non-accruing loans held by Patapsco Bancorp at June 30, 2007 consisted of $300,000 of commercial business loans and leases, $168,000 of residential loans and $14,000 of consumer loans.

To track the Company’s asset quality and the adequacy of valuation allowances, Bradford Bancorp has established detailed asset classification policies and procedures which are consistent with regulatory guidelines.  Detailed asset classifications are reviewed monthly by senior management (Asset Review Committee) and presented to the Board monthly.  Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets.  As of June 30, 2007, the Company maintained valuation allowances of $2.7 million, equal to 0.63% of net loans receivable and 95.9% of non-performing loans.  As of June 30, 2007, Patapsco Bancorp maintained valuation allowances of $1.1 million, equal to 0.50% of net loans receivable and 230.3% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company’s primary source of funds and at June 30, 2007 deposits accounted for 88.9% of Bradford Bancorp’s interest-bearing funding composition.  Exhibit I-12 sets forth the Company’s deposit composition for the past three and one-half years and Exhibit I-13 provides the interest rate and maturity composition of the CD portfolio at June 30, 2007.  Deposit growth in recent years has been sustained by growth of CDs, which includes acquisition-related deposit growth, and, thus, the concentration of CDs comprising total deposits has increased since year end 2004.  As of June 30, 2007, the CD

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portfolio totaled $377.5 million or 81.6% of total deposits, versus comparable measures of $280.0 million and 71.3% of total deposits as of December 31, 2004.  Short-term CDs (CDs scheduled to mature in one year or less) accounted for 64.1% of the Company’s CDs at June 30, 2007.  As of June 30, 2007, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $110.8 million or 29.3% of total CDs.  The Company’s deposit base included $3.1 million of brokered deposits at June 30, 2007.

The Company maintained $85.0 million of savings and transaction accounts at June 30, 2007, which equaled 18.4% of total deposits.  Comparatively, core deposits equaled $112.0 million or 28.5% of total deposits at year end 2004.  Since year end 2004, most of the decrease in core deposits has consisted of savings accounts.  The Company’s core deposits consist mostly of interest-bearing demand accounts, which totaled $47.5 million or 55.9% of core deposits at June 30, 2007.  Bradford Bancorp’s deposit base at June 30, 2007 also included $240,000 of other deposits equal to 0.05% of total deposits.

Exhibit I-12A sets forth Patapsco Bancorp’s deposit composition for the past three fiscal years.  As of June 30, 2007, deposits held by Patapsco Bancorp totaled $189.7 million and accounted for 81.2% of Patapsco Bancorp’s interest-bearing funding composition.  Similar to the Company’s deposit growth trends, deposit growth for Patapsco Bancorp in recent years has been sustained by growth of CDs.  As of June 30, 2007, the CD portfolio totaled $112.8 million or 59.4% of total deposits, versus comparable measures of $77.6 million and 47.3% of total deposits at June 30, 2005.  Short-term CDs (CDs scheduled to mature in one year or less) accounted for 66.8% of Patapsco Bancorp’s CDs at June 30, 2007.  As of June 30, 2007, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $23.8 million or 21.1% of Patapsco Bancorp’s total CDs.  Patapsco Bancorp’s deposit base included $15.1 million of brokered deposits at June 30, 2007.

Patapsco Bancorp maintained $77.0 million of savings and transaction accounts at June 30, 2007, which equaled 40.6% of total deposits.  Comparatively, core deposits equaled $86.7 million or 52.7% of total deposits at June 30, 2005.  Since fiscal year end 2005, most of the decrease in Patapsco Bancorp’s core deposits has consisted of savings accounts.  The Company’s core deposits consist mostly of money market accounts, which totaled $32.3 million or 41.9% of core deposits at June 30, 2007.

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Borrowings serve as an alternative funding source for the Company to support management of funding costs and interest rate risk.  Borrowings held by the Company at June 30, 2007 consisted of $51.3 million of FHLB long-term fixed rate term advances, $1.7 million of FHLB short-term borrowings, $1.5 million of federal funds purchased, and a $3.0 million secured borrowing with a correspondent bank, carrying a variable rate of interest tied to the prime rate.  The borrowing was secured with the stock of Bradford Bank.  A portion of the conversion proceeds retained by the Company will be used to repay the $3.0 million borrowing.  Exhibit I-14 provides detail of the Company’s borrowing activities for the past three and one-half years.

FHLB advances constitute the primary source of borrowings held by Patapsco Bancorp, which totaled $38.8 million at June 30, 2007.  FHLB advances held by Patapsco Bancorp consist of term advances with fixed rate laddered maturities.  As of June 30, 2007, the only other borrowing held by Patapsco Bancorp consisted of $5.0 million of trust preferred debt.  The trust preferred debt was issued on October 31, 2005 and has a final maturity on December 31, 20035.  The trust preferred debt can be redeemed on or after October 31, 2010, at par.  The interest rate on the trust preferred debt is fixed for the first seven years at 6.465%.  Thereafter, the interest rate adjusts on a quarterly basis at the rate of the three month LIBOR plus 1.48%.

Subsidiaries

In addition to Bradford Bank, the Company maintains one other wholly-owned subsidiary, Bradford Title, LLC.  Bradford Title, LLC, a Maryland limited liability company, is a title agency that was acquired in December 2006.  Bradford Bank has two wholly-owned subsidiary, Bradford Financial Group, Incorporated (“Bradford Financial”) and GP Service Corporation.  Bradford Financial, a Maryland corporation, provides non-deposit investment products through a third-party registered broker-dealer that maintains an office at Bradford Bank.  GP Service Corporation, a Maryland corporation, was acquired in connection with the Golden Prague merger and holds real estate acquired through foreclosure.  At June 30, 2007, the value of the real estate held by the GP Service Corporation was approximately $120,000.

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In addition to Patapsco Bank, Patapsco Bancorp maintains Patapsco Statutory Trust I, a Connecticut statutory business trust and an unconsolidated wholly-owned subsidiary of Patapsco Bancorp, formed for the purposes of issuing the trust preferred debt.  Patapsco Bank has three wholly-owned subsidiaries, PFSL Holding Corp., which is currently inactive, Prime Business Leasing, which was formed in October 1998 for purposes of offering loans to finance lease transactions, and Patapsco Financial Services, Inc., which was formed in March 2000 in order to sell alternative investment products to customers of Patapsco Bancorp.

Legal Proceedings

The Company and Patapsco Bancorp are involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by their respective managements to be immaterial to the financial conditions of the Company and Patapsco Bancorp.

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II.  MARKET AREA

Introduction

Headquartered in Baltimore, Maryland, Bradford Bancorp serves the Baltimore metropolitan area through nine branch offices.  The Bank also maintains two administrative offices.  The acquisition of Patapsco Bancorp will further expand the Company’s market presence in the Baltimore metropolitan area with the addition of five full service branch offices and one limited service branch office.  The Company has consolidated one of the two branches that were acquired in the Golden Prague merger into a nearby location and will consolidate the other Golden Prague branch location into a nearby Patapsco Bancorp branch office following the acquisition of Patapsco Bancorp.  Exhibit II-1 provides information on the Company’s, and Patapsco Bancorp’s office facilities.

The primary market area served by the Company is largely suburban in nature, but also includes urban markets within the city of Baltimore.  The regional market area has a fairly diversified economy, with services, wholesale/retail trade and state and local government constituting the primary sectors of employment.  The region is a highly competitive environment, and includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions.  These factors outlined herein have been taken into account regarding their relative impact on value.

National Economic Factors

The future success of the Company’s operations is partially dependent upon various national and local economic trends.  In assessing economic trends over the past year, solid job

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growth provided for a dip in the August 2006 unemployment rate to 4.7%.  Home inventories continued to rise in August, which translated in fewer housing starts in August.  Existing home sales also declined in August, which put downward pressure on home prices with the median home price for existing home sales falling in August for the first time since 1995.  Durable-goods orders fell in August, while new home sales posted an unexpected gain in August.  Job growth slowed in September, but the unemployment rate edged down to 4.6%.  Overall, the economy grew at a 2.0% annual rate in the third quarter of 2006.

The mid-October 2006 release of the Federal Reserve’s “beige book” indicated that consumer spending remained strong, despite the slowdown in the housing market.  The Federal Reserve’s “beige book” also found job markets tightening across the U.S., but without an accompanying increase in wages.  Falling gas prices supported a solid increase in September retail sales.  Excluding gas sales, retail sales increased 0.6% in September.  While new home construction rose in September, building permits declined pointing to a softening in residential construction.  Lower median home prices and a decline in construction spending in September provided further evidence of a cooling housing market, while new home sales fell 3.2% in September.  A slowing economy was also indicated by a decline in industrial output in September and a decline in manufacturing activity in October.  At the same time the economy showed signs of resilience, as the October unemployment rate dropped to a five-year low of 4.4% and retail sales, excluding gas sales, rose in October.  New home building rose in November, despite the glut of unsold homes on the market, and retail sales rose more than expected in November.  The November employment report showed continued job growth, but the unemployment rate edged up to 4.5%.  In a sign that the housing slump could be bottoming out, sales of new and existing homes rose in November.  Retailers reported a modest increase in December same store sales, while job growth was stronger than expected in December.  The December unemployment rate held steady at 4.5%.  Housing starts rose in December, although the housing market remained weak.  Fourth quarter GDP increased at a 2.2% annual rate.

Signs of slower economic growth continued to emerge at the start of 2007, as manufacturing activity declined in January.  The employment report for January was also less favorable, based on fewer jobs added and an increase in the unemployment rate to 4.6%.  Retail

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sales were flat in January, while economic activity in the service sector continued to expand during January.  Durable-goods orders fell 7.8% in January as demand for transportation equipment plunged.  Existing home sales rose 3% in January on lower prices.  Comparatively, new home sales fell by 16.6% in January from the previous month, the largest drop in 13 years.  While the manufacturing sector grew in February, the service sector expanded at a slower than expected pace in February.  The February unemployment rate dipped to 4.5%, even though job growth slowed during February.  Other signs of a cooling economy included a nominal increase in retail sales during February, sales of new homes fell for the second straight month in February and capital goods orders, excluding defense and aircraft, fell in February.  Comparatively, March data showed signs of a more resilient economy, retail sales were up strongly in March and the March unemployment rate dropped to a five-month low of 4.4% on stronger-than-expected job growth.  Despite rising inventories of unsold homes, housing starts were also stronger than expected in March.

The beginning of the second quarter of 2007 showed indications of a slowing economy.  The April unemployment rate edged up to 4.5%, as cautious employers added the fewest jobs in more than two years.  Major retailers experienced a 2.3% decrease in same store sales during April and home building permits slid in April to their lowest point in almost a decade.  The general economy also showed some areas of strength in April, which included a jump in industrial output and an increase in manufacturing activity.  Consumer confidence rose in May, as rising stocks and a strong job market kept Americans upbeat.  The U.S. housing market remained sluggish in May, as the inventory of unsold homes was up in 18 major metropolitan areas and new housing starts continued to decline.  Better-than-expected job growth maintained the national unemployment rate at 4.5% for May.  Manufacturing activity picked up in June, while the housing market continued to struggle as the inventory of homes for sale continued to rise in June.  New and existing home sales both declined in June.  Solid job growth for June held the national unemployment rate at 4.5% and GDP grew at a stronger-than-expected 4.0% annualized rate during the second quarter.

Retail sales were up modestly in July 2007, while the unemployment rate for July increased to 4.6% on slower job growth.  Industrial output showed a stronger than expected

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increase in July, while the housing market continued to struggle.  New home construction fell in July to its lowest level in a decade and existing home sales dropped for a fifth straight month in July.  Home prices also fell in July for a record 12th consecutive month, with the drop in prices accelerating amid a glut of unsold homes and tighter lending standards.  Consumer confidence fell in August, with the decline being attributed to softening of business and labor-market conditions.

In terms of interest rate trends over the past year, weaker-than-expected job growth in July 2006 helped to push long-term Treasury yields lower in the first week of August as the yield on the 10-year Treasury note dipped to a four-month low of 4.90%.  Long-term Treasury yields continued to ease lower into the second half of August, as the Federal Reserve left rates unchanged at 5.25%, its first pause after two years of steady increases.  Modest increases in producer prices and core consumer prices for July, as well as weaker home sales in July, sustained the downward trend in long-term interest rates into late-August.  After stabilizing in the first half of September, long-term Treasury yields trended lower during the balance of September amid signs of slower economic growth.  The September meeting of the Federal Reserve concluded with no change in interest rates.

The rally in long-term Treasury bonds extended into early-October 2006, as the Federal Reserve Chairman suggested that the sinking housing market could slow economic growth in the U.S.  Growing expectations that the Federal Reserve would leave rates unchanged at its next meeting reversed the downward trend in interest rates heading into mid-October.  Interest rates stabilized ahead of the Federal Reserve meeting in October and then trended lower in late-October as the Federal Reserve held rates steady as expected.  After edging up slightly in early-November, long-term Treasury yields declined slightly in mid-November on upbeat comments by the St. Louis Federal Reserve about interest rates.  A smaller than expected increase in core consumer prices for October also served to boost bond prices in late-November.  Interest rates stabilized in early-December and then edged higher following the November employment report which reflected solid job growth.  The Federal Reserve left interest rates unchanged at its mid-December meeting, indicating that inflation remained its principal concern.  There was little change in interest rates through most of December with the inverted yield curve remaining

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inverted for a longer period than many economists had forecast

A stable interest rate environment continued to prevail at the beginning of 2007, which was followed by a mild upward trend in interest rates in mid-January.  Lower oil prices and increased expectations of the Federal Reserve not cutting rates anytime soon contributed to the rise in long-term Treasury yields.  Following the Federal Reserve’s decision to leave rates unchanged at its end of January meeting, interest rates stabilized during the first half of February.  Treasury bonds rallied in mid-February, based on indications from the Federal Reserve Chairman that inflation was headed lower.  Signs of slower economic growth and a sell-off in the stock market continued the downward trend in Treasury yields in late-February.  A stable interest rate environment prevailed throughout most of March, as economic measures generally reflected a downturn in economic activity and the March meeting of the Federal Reserve concluded with no change in the federal funds target rate. The Federal Reserve statement from the March meeting continued to cite inflation concerns, but the Federal Reserve dropped its stated bias to raise rates.

Some stronger than expected economic reports pushed long-term Treasury yields higher at the start of the second quarter of 2007.  The release of the March minutes of the Federal Reserve, which revealed that more rate increases may be needed to combat inflation, further contributed to the rise in interest rates.  Treasury yields eased lower in mid-April on tame inflation data reflected in the March consumer price numbers.  Interest rates stabilized through the balance of April and for the first half of May.  The Federal Reserve left interest rates unchanged at its May meeting and gave no signs that it was moving towards an interest rate cut.  Long-term Treasury yields moved higher heading into late-May, with such factors as global growth, an increase in May consumer confidence and initial jobless claims falling for a fifth straight week contributing to the upward trend in interest rates.  Bond prices plunged on inflation worries during the first half of June, with the yield on the 10-year Treasury note rising to a five year high of 5.25%.  Interest rates eased lower during the second half of June on mixed economic data.  The Federal Reserve left rates unchanged at its late-June meeting, but softened its hawkish inflation stance.  At the same time, the Federal Reserve seemed to rule out the possibility of cutting rates any time soon.

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Healthy job growth reflected in the June 2007 employment report pushed Treasury yields higher at the start of the third quarter.  However, Treasury bonds rallied in mid-July on news of rating cuts on bonds backed by subprime mortgages, as investors dumped junk bonds for the relative safety of Treasury bonds.  The rally in long-term Treasury bonds continued into late-July, on fears that the housing slump was spreading to the broader economy.  Interest rates stabilized during the first half of August, as the Federal Reserve held rates steady as expected and core wholesale inflation showed only a modest increase in July.  A half point cut in the Federal Reserve’s discount rate and increased speculation that the Federal Reserve would cut the federal funds rate in September pushed interest rates lower heading into the second half of August, with short-term Treasury yields posting their biggest decline in 19 years.  The comparatively larger decline in short-term Treasury yields provided for a slightly positive slope to the yield curve in late-August.  As of August 31, 2007, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 4.19% and 4.54%, respectively, versus comparable year ago yields of 5.01% and 4.74%.  Exhibit II-2 provides historical interest rate trends from 1991 through August 31, 2007.

Market Area Demographics

Demographic growth in the markets served by the Company, inclusive of the markets served by Patapsco Bancorp, has been measured by changes in population, number of households and median household income.  Table 2.1 provides summary demographic data for the Company’s primary market area, as well as for the U.S. and Maryland.  The market area has generally exhibited favorable growth trends during the 2000 to 2007 period, with the exception of Baltimore City.  From 2000 to 2007, Baltimore City experienced a decline in population at a rate of 0.5% annually, while annual population growth rates for the primary market area counties ranged from 0.8% in Baltimore County to 1.6% in Howard County.  Howard County’s growth rate was above the comparable Maryland growth rate of 1.1% and the U.S. growth rate of 1.2%.  Howard County’s stronger population growth translated into stronger household growth as well.  These trends reflect urban flight to suburban markets for job opportunities, a lower cost of living and more affordable housing.  Anne Arundel and Howard Counties, in particular, have

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[Table 2.1 appears here
Bradford Bancorp. Inc.
Summary Demographic Data]

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developed into attractive areas to live with newer infrastructure and other amenities.  The primary market area is projected to experience population and household growth in line with recent historical trends over the next five years.

Income levels in the market area tend to reflect the nature of the markets served, with higher income levels in the faster growing suburban markets.  The greater wealth of the suburban markets is consistent with national trends, in which the white collar professionals who work in the cities generally reside in the surrounding suburbs.  Additionally, much of the growth in white collar jobs in the greater Baltimore metropolitan area has been occurring in suburban markets.  The lowest per capita and median household incomes were in Baltimore City and were well below statewide measures as well, reflecting a higher concentration of blue collar workers, both skilled and unskilled, as well as some poverty areas in Baltimore City.  Household income distribution measures further underscore the greater affluence of the Anne Arundel and Howard County markets.

Regional Economy

The primary market area that will be served by the combined institutions reflects a diverse cross section of employment sectors, which partially mitigates the risk associated with a decline in any particular economic sector or industry.  Once the backbone of the region’s employment base, the manufacturing industry is currently fairly stable following a long period of decline.  Similar to statewide average data, services and government play a major role in the Baltimore metropolitan area economy.  Trade and finance/insurance/real estate-related employment also constitute major employment sectors regionally.

The faster growing suburban county of Howard reported the highest concentration of construction employment, while Baltimore County reported the highest level of manufacturing employment.  Baltimore City and Anne Arundel County, where the state’s capital city of Annapolis is located, maintained the highest levels of government employment.  Overall, service employment accounted for an average of 44.6% of the jobs in the region, similar to the statewide average, with the highest concentration of service jobs maintained in Baltimore City accounting

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for 51.6% of Baltimore City’s employment.  Wholesale and retail trade employment exceeded the statewide average in all market area counties, while such jobs in Baltimore City were well below the statewide average.  Overall, the distribution of employment exhibited in the primary market area is indicative of a diverse economic environment.  Going forward, in addition to the job growth that will be realized from an expanding local economy, the Baltimore metropolitan area will benefit from the proposed recommendations by the U.S. Army for realignment and closure of military bases.  The recommendations for base realignment and closure are expected to add approximately 20,000 jobs, consisting of military and private sector jobs, and total population growth of approximately 50,000 to the Baltimore metropolitan area.

Table 2.2 provides an overview of employment by sector in the state of Maryland, as well as for the primary market area counties and Baltimore City.

Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sectors	Maryland	Balt. Cty	Anne Arundel	Howard	Balt. City	Avg (1)

Services	43.7%	43.9%	37.8%	45.0%	51.6%	44.6%
Government	15.9	12.4	22.6	9.7	18.9	15.9
Wholesale/Retail Trade	14.0	15.4	14.8	19.9	8.2	14.6
Fin. Ins. Real Estate	8.9	11.2	7.8	9.1	7.6	8.9
Construction	7.3	6.9	6.8	7.5	3.3	6.1
Manufacturing	4.4	5.5	4.3	3.9	4.5	4.6
Transportation/Utility	3.1	2.5	3.9	3.0	4.0	3.4
Information	1.9	1.8	1.7	1.5	1.8	1.7
Other	0.8	0.4	0.3	0.4	0.1	0.2
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)             Averages do not include Maryland.

Source:  REIS DataSource 2004.

Comparative unemployment rates for Maryland, the regional area, as well as for the U.S., are shown in Table 2.3.  With the exception of Baltimore City, July 2007 unemployment rates for the primary market area counties and for Maryland were lower than the national

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unemployment rate of 4.9%.  Consistent with the U.S. and Maryland, July 2007 unemployment rates for the primary market area reflected slight decreases compared to a year ago.

Table 2.3
Bradford Bancorp, Inc.
Unemployment Data

Region	July 2006	July 2007

United States	5.0%	4.9%
Maryland	4.5	4.2
Baltimore County	4.6	4.3
Anne Arundel County	4.1	3.8
Howard County	3.5	3.2
Baltimore City	7.3	6.9

Source:  U.S. Bureau of Labor Statistics.

Deposit Trends

The retail deposit bases of the combined institutions are closely tied to the economic fortunes of the Baltimore metropolitan area and, in particular, the market areas where branches are currently maintained by Bradford Bancorp and Patapsco Bancorp.  Table 2.4 displays deposit market trends from June 30, 2003 through June 30, 2006 for the counties where the combined institutions maintained branches during that period.  Additional data is also presented for the state of Maryland.  The data indicates that deposits have increased in all of the primary counties, as well as Baltimore City, during the three year period covered in Table 2.4.  Similar to Maryland, commercial banks maintained a larger market share of deposits than savings institutions in all of the primary market area counties and in Baltimore City.

Bradford Bancorp’s largest deposit holdings are maintained in the counties of Baltimore and Howard, with respective balances of $308.5 million and $77.1 million at June 30, 2006.  The Company is headquartered and maintains its largest branch presence in Baltimore County.  The Company’s 2.1% market share of Howard County deposits represents its largest market share of deposits, which was achieved through only one branch.  The Company maintains eight branches in Baltimore County, which includes three recently acquired branches.  Valley Bancorp, Golden

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[Table 2.4 appears here
Bradford Bancorp, Inc.
Deposit Summary]

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Page 2.12

Prague and Senator Bank each maintained one branch location in Baltimore County.  The Company also added a branch office in Baltimore City through the Golden Prague merger, which was subsequently consolidated into one of the Company’s Baltimore City branches.  Bradford Bancorp also maintains one branch in Anne Arundel County.

The acquisition of Patapsco Bancorp will provide the Company with an increased market presence in Baltimore County and Baltimore City, with the addition of two branches in Baltimore County and three branches in Baltimore City.  The increase in deposits from the acquisition will also enhance Bradford Bancorp’s deposit market share, increasing from 2.0% to 2.8% in Baltimore County and 0.3% to 0.7% in Baltimore City.

In addition to the deposit growth to be realized from the acquisition of Patapsco Bancorp, future deposit growth may be enhanced by the Company’s expanded market presence following the acquisition.  Pursuant to the Company’s strategic plan, Bradford Bancorp will continue to evaluate opportunities to increase deposit market share through other acquisitions of financial institutions and at the same time will continue to evaluate opportunities to build deposit market share through establishing de novo branches in existing and complementary markets that will be served by the combined branch network.  The Company currently plans to expand the branch network northeast of Baltimore, by opening branch offices in White Marsh (eastern Baltimore County) and Aberdeen (Harford County).  The White Marsh branch is expected to open in the first quarter of 2008 and the Aberdeen branch is expected to open in the second quarter of 2008.

Competition

The Company faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence.  Securities firms, credit unions and mutual funds also represent major sources of competition in raising deposits.  In many cases, these competitors are also seeking to provide some or all of the community-oriented services as Bradford Bancorp.  With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services.  In addition, the Company competes with mortgage

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companies and independent mortgage brokers in originating mortgage loans.  Table 2.5 lists the Company’s largest competitors in each of the primary market area counties, based on deposit market share as noted parenthetically.  Deposit market share data for Bradford Bancorp and Patapsco Bancorp are also provided in Table 2.5.

Table 2.5
Bradford Bancorp, Inc.
Market Area Counties Deposit Competitors

Location	Name

Anne Arundel County, MD	Bank of America Corp. (17.6%)
BB&T Corp. (12.1%)
M&T Bank Corp. (10.2%)
Severn Bancorp, Inc. (8.7%)
Wachovia Corp. (6.7%)
SunTrust Banks, Inc. (6.4%)
Bradford Bancorp (0.3%)

Baltimore County, MD	Wachovia Corp. (17.4%)
Bank of America Corp. (16.7%)
M&T Bank Corp. (8.7%)
Provident Bankshares Corp. (6.6%)
SunTrust Banks, Inc. (4.8%)
Eastern Savings Bank, FSB (4.6%)
Bradford Bancorp (2.0%)
Patapsco Bancorp (0.7%)

Howard County, MD	Bank of America Corp. (16.3%)
Fulton Financial Corp. (15.0%)
Mercantile Bankshares Corp. (11.5%)
M&T Bank Corp. (9.8%)
Wachovia Corp. (7.3%)
B.F. Saul Company (5.4%)
Bradford Bancorp (2.1%)

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Table 2.5 (continued)
Bradford Bancorp, Inc.
Market Area Counties Deposit Competitors

Location	Name

Baltimore City, MD	Bank of America Corp. (43.3%)
Mercantile Bankshares Corp. (19.0%)
M&T Bank Corp. (14.0%)
Provident Bankshares Corp. (8.2%)
Northwest Bancorp, Inc. (2.0%)
Patapsco Bancorp (0.4%)
Bradford Bancorp (0.3%)

Sources:  FDIC and SNL Financial.

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Page 3.1

III.  PEER GROUP ANALYSIS

This chapter presents an analysis of Bradford Bancorp’s operations versus a group of comparable companies (the “Peer Group”) selected from the universe of all publicly-traded savings institutions.  The primary basis of the pro forma market valuation of Bradford Bancorp is provided by these public companies.  Factors affecting the Company’s pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group.  Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Bradford Bancorp and the Peer Group, will then be used as a basis for the valuation of Bradford Bancorp’s to-be-issued common stock.  Our comparative analysis of Bradford Bancorp and the Peer Group took into consideration the pro forma impact of the acquisition of Patapsco Bancorp.  Such data was derived from the prospectus and RP Financial calculations.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines.  Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions.  Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value.  We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history.  A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics.  There are approximately 165 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will

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Page 3.2

be comprised of institutions with relatively comparable characteristics.  To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences.  Since Bradford Bancorp will be a fully-converted public company upon completion of the offering, we considered only fully-converted public companies to be viable candidates for inclusion in the Peer Group.  From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Bradford Bancorp.  In the selection process, we applied the following “screen” to the universe of all public companies:

o                                         Screen #1.  Mid-Atlantic institutions with assets between $350 million and $2 billion, positive earnings and tangible equity-to-assets ratios of at least 5.5%.  Eleven companies met the criteria for Screen #1 and ten were included in the Peer Group:  American Bancorp of New Jersey, Elmira Savings Bank, FSB of New York, Fidelity Bancorp, Inc. of Pennsylvania, First Keystone Financial, Inc. of Pennsylvania, Harleysville Savings Financial Corp. of Pennsylvania, Pamrapo Bancorp, Inc. of New Jersey, Severn Bancorp, Inc. of Maryland, TF Financial Corp. of Pennsylvania, Washington SB, FSB of Maryland and Willow Financial Bancorp, Inc. of Pennsylvania.  WVS Financial Corp. of Pennsylvania met the selection criteria, but was excluded from the Peer Group on the basis of an interest-earning asset composition that was highly inconsistent with the Company’s interest-earning asset composition.  In particular, WVS Financial maintained a very high concentration of interest-earning assets in cash and investments (82.6% of assets) and a very low concentration of interest-earning assets in loans (15.5% of assets)  Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts based in the Mid-Atlantic region.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.  While there are expectedly some differences between the Peer Group companies and Bradford Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments.  The following sections present a comparison of Bradford Bancorp’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

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[Table 3.1 appears here
Peer Group of Publicly-Traded Thrifts
August 31, 2007]

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Page 3.4

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

o                                         American Bancorp of New Jersey  Selected due to similar interest-earning asset composition, similar interest-bearing funding composition, relatively low return on assets and comparable earnings contribution from sources of non-interest operating income.

o                                         Elmira Savings Bank, FSB of New York.  Selected due to similar interest-bearing funding composition, comparable net interest margin, similar concentration of mortgage-backed securities and 1-4 family loans comprising assets and relatively high degree of diversification into higher risk types of lending.

o                                         Fidelity Bancorp, Inc. of Pennsylvania.  Selected due to comparable size of branch network, similar asset size and comparable emphasis on commercial real estate lending.

o                                         First Keystone Financial, Inc. of Pennsylvania.  Selected due to relatively low return on assets, comparable impact of loss provisions on earnings, comparable emphasis on commercial real estate lending and similar credit quality measures.

o                                         Harleysville Savings Financial Corp. of Pennsylvania.  Selected due to comparable asset size and similar earnings contribution from sources of non-interest operating income.

o                                         Pamrapo Bancorp, Inc. of New Jersey.  Selected due to comparable interest-bearing funding composition and similar credit quality measures.

o                                         Severn Bancorp, Inc. of Maryland.  Selected due Maryland market area, comparable asset size, similar interest-bearing funding composition, comparable impact of loss provisions on earnings, comparable emphasis on 1-4 family lending and relatively high degree of diversification into higher risk types of lending with an emphasis on construction and land loans.

o                                         TF Financial Corp. of Pennsylvania.  Selected due to comparable size of branch network, similar interest-earning asset composition, similar interest-bearing funding composition, comparable level of operating expenses, comparable emphasis on commercial real estate lending and similar credit quality measures.

o                                         Washington SB, FSB of Maryland.  Selected due to Maryland market area, similar earnings contribution from non-interest operating income, comparable level of operating expenses and relatively high degree of diversification into construction and land loans.

o                                         Willow Financial Bancorp, Inc. of Pennsylvania.  Selected due to comparable size of branch network, similar interest-earning asset composition, similar interest-bearing funding composition, relatively high level of goodwill and intangibles, comparable level of operating expenses, similar concentration of mortgage-backed securities and 1-4 family loans comprising assets, relatively high degree of diversification into higher risk types of lending and similar credit quality measures.

In aggregate, the Peer Group companies maintain a slightly lower level of capital than the industry average (10.16% of assets versus 12.58% for all public companies), generate higher

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Page 3.5

earnings as a percent of average assets (0.64% ROAA versus 0.53% for all public companies), and generate a higher return on equity (7.04% ROE versus 5.04% for all public companies).  Overall, the Peer Group’s average P/B ratio and average P/E multiple were below the comparable averages for all publicly-traded thrifts.

	All Publicly-Traded		Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$3,136		$718
Market capitalization ($Mil)	413		85
Equity/assets (%)	12.58%		10.16%
Return on average assets (%)	0.53%		0.64%
Return on average equity (%)	5.04%		7.04%

Pricing Ratios (Averages) (1)
Price/earnings (x)	19.97	x	15.27	x
Price/book (%)	130.65%		115.66%
Price/assets (%)	16.47%		11.72%

(1)             Based on market prices as of August 31, 2007—see Table 4.4.

Ideally, the Peer Group companies would be comparable to Bradford Bancorp in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies.  However, in general, the companies selected for the Peer Group were fairly comparable to Bradford Bancorp, as will be highlighted in the following comparative analysis.  The financial data presented for Bradford Bancorp includes the estimated pro forma impact of the acquisition of Patapsco Bancorp, unless noted otherwise.  The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Bradford Bancorp and the Peer Group.  Bradford Bancorp’s and the Peer Group’s ratios reflect balances as of June 30, 2007, unless otherwise indicated for the Peer Group companies.  Bradford Bancorp’s net worth base of 7.6% was below the Peer Group’s net worth ratio of 10.2%.  The difference between the

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[Table 3.2 appears here
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2007]

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Page 3.7

Company’s and the Peer Group’s tangible equity-to-assets ratios widened somewhat, as goodwill and intangibles were a more significant factor on the Company’s balance sheet (5.1% of assets versus 0.8% for the Peer Group).  The Company’s pro forma capital position (consolidated with the holding company) will increase with the addition of the stock proceeds to a level that will be more comparable to the Peer Group’s tangible capital ratio.  Both the Company’s and the Peer Group’s capital ratios reflected surpluses over the regulatory capital requirements.  Regulatory capital ratios shown for the Company are on a stand alone basis.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the largest component of their respective interest-earning assets.  The Company’s loans-to-assets ratio of 78.7% exceeded the comparable Peer Group ratio of 66.5%.  Comparatively, the Peer Group’s cash and investments-to-assets ratio of 28.7% was above the comparable ratio for the Company of 13.1%.  Overall, Bradford Bancorp’s interest-earning assets amounted to 91.8% of assets, which was less than the Peer Group’s ratio of 95.2%.  The Company’s lower ratio was largely attributable to the larger impact goodwill and intangibles had on its balance sheet.

Bradford Bancorp’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition.  The Company’s deposits equaled 79.1% of assets, which was above the Peer Group average of 69.2%.  Borrowings, inclusive of subordinated debt, represented a more significant funding source for the Peer Group, as indicated by borrowings-to-assets ratios of 12.1% and 19.6% for the Company and the Peer Group, respectively.  Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 91.2% and 88.8%, respectively.  The Peer Group’s lower level of interest-bearing liabilities was supported by maintenance of a higher level of capital.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio.  Presently, the Peer Group’s IEA/IBL ratio is stronger than the Company’s ratio, based on ratios of 100.7% and 107.2% for the Company and the Peer Group, respectively.  The additional capital realized from stock proceeds should serve to provide Bradford Bancorp with an IEA/IBL ratio that is more comparable to the Peer Group’s ratio, as the increase in capital realized from the stock proceeds will lessen the proportion of interest-bearing liabilities funding assets and on

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the asset size the proceeds will more than offset the investment funds that were utilized to fund the cash costs of the Patapsco Bancorp acquisition.  At the same time, the Company’s higher level of goodwill and intangibles will continue to result in a lower interest-earning assets-to-assets ratio than maintained by the Peer Group.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items.  Bradford Bancorp’s growth rates were based on annualized  growth for the 18-month period ended at June 30, 2007, while the Peer Group’s growth rates were based on annual growth for the 12 months ended June 30, 2007, unless indicated otherwise for the Peer Group companies.  The Company’s growth rates reflect Bradford Bancorp’s growth and the pro forma growth resulting from the acquisition of Patapsco Bancorp.  The pro forma impact of the Patapsco Bancorp acquisition, as well as the recently completed acquisition of Valley Bancorp, largely accounted for Bradford Bancorp’s significantly higher balance sheet growth measures.  Asset growth rates for the Company and the Peer Group equaled 47.9% and 1.2%, respectively.  Loan growth of 54.4% was the primary source of the Company’s asset growth, while cash and investments increased at a 2.3% annual rate.  The lower growth rate reflected for cash and investments includes the loss of funds that will be used to fund the cash portion of the Patapsco consideration and related after-tax acquisition and merger costs.  Comparatively, the Peer Group recorded loan growth of 1.0% and a 0.4 % decrease in cash and investments.

Acquisition-related growth also supported higher deposit, borrowing and net worth growth rates for Bradford Bancorp.  Deposit and borrowing growth rates posted by the Company equaled 41.3% and 154.1%, respectively, versus a 5.0% increase in deposits and an 8.9% decrease in borrowings for the Peer Group.  The Peer Group’s 5.6% capital growth rate reflects the retention of earnings partially offset by dividend payments and stock repurchases.  Comparatively, the Company’s significantly higher capital growth rate of 29.9% was substantially attributable to the increase in capital that will result from the issuance of stock to fund 50% of the consideration to be paid for the acquisition of Patapsco Bancorp.  However, as the result of the goodwill and intangibles that will be created by the Patapsco Bancorp acquisition, as well as goodwill and intangibles created by the acquisition of Valley Bancorp, the Company’s tangible net worth growth rate reflected a decline of 32.4%.

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Page 3.9

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company and the Peer Group, based on earnings for the twelve months ended June 30, 2007.  The Company’s earnings have been adjusted to reflect the pro forma impact of the Patapsco Bancorp acquisition, unless otherwise noted.  For the period shown in Table 3.3, Bradford Bancorp reported a net loss to average assets ratios of 0.14% versus a net income to average assets ratio of 0.64% for the Peer Group.  The Peer Group’s higher return was realized through higher net interest income, lower operating expenses, higher non-interest operating income, lower loss provisions and higher non-operating income.

The Peer Group’s slightly higher net interest margin was the result of a lower interest expense ratio, which was substantially offset by the Company’s higher interest income ratio.  The Company higher interest income ratio was supported by a higher yield on interest-earning assets (6.49% versus 6.16% for the Peer Group), which was somewhat negated by the Peer Group’s higher concentration of assets maintained in interest-earning assets and the pro forma reduction in the Company’s interest income resulting from funding the cash consideration for the Patapsco Bancorp acquisition.  The Peer Group lower interest expense ratio was supported by a lower cost of funds than maintained by the Company (3.56% versus 3.97% for the Company), as well as maintenance of a lower level of interest-bearing liabilities as a percent of assets.  Yields and costs reflected for the Company were calculated on a stand alone basis.  Overall, Bradford Bancorp and the Peer Group reported net interest income to average assets ratios of 2.69% and 2.71%, respectively.

In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group.  Bradford Bancorp’s operating expense to average assets ratio, including the expense of amortizing intangibles, equaled 2.67% for the twelve month period, versus a comparable ratio of 2.22% for the Peer Group.  The Company’s higher operating expense ratio was attributable to a higher level of general and administrative expenses, as well as the more significant expense impact of amortizing intangibles.  Bradford Bancorp’s higher level of general and administrative expenses can in part be explained by maintenance of a comparatively higher number of employees relative to its asset size.  Before factoring in any

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[Table 3.3 apppears here
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
for the 12 Months Ended June 30, 2007]

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Page 3.11

staffing reductions that may result following the acquisition, assets per full time equivalent employee equaled $4.6 million for the Company versus a comparable measure of $6.0 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities.  In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company’s earnings were not as strong as the Peer Group’s.  Expense coverage ratios posted by Bradford Bancorp and the Peer Group equaled 1.01x and 1.22x, respectively.  An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income were a larger contributor to the Peer Group’s earnings, with such income amounting to 0.25% and 0.45% of Bradford Bancorp’s and the Peer Group’s average assets, respectively.  The Company’s lower level of non-interest operating income is indicative of an institution with a deposit base that is concentrated in CDs rather than fee generating transaction accounts.  Taking non-interest operating income into account in comparing the Company’s and the Peer Group’s core earnings, Bradford Bancorp’s efficiency ratio of 84.0% was less favorable than the Peer Group’s efficiency ratio of 69.6%.

Loan loss provisions had a more significant impact on the Company’s earnings, amounting to 0.18% and 0.05% of the Company’s and the Peer Group’s average assets, respectively.  The higher level of loss provisions established by the Company was consistent with its greater degree of diversification into higher risk types of lending.

Net gains were a nominal factor in the Peer Group’s earnings, while, as the result of one time merger related expenses, the Company recorded non-operating losses equal to 0.24% of average assets.  Given the generally non-recurring nature of non-operating gains and losses, such gains and losses are substantially discounted in the evaluation of an institution’s core earnings.

Taxes had a larger impact on the Peer Group’s earnings, as Bradford Bancorp and the Peer Group posted effective tax rates of 0.79% and 30.10%, respectively.

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Page 3.12

Loan Composition

Table 3.4 presents data related to the Company’s and the Peer Group’s loan portfolio compositions, as well as data pertaining to investments in mortgage-backed securities, loans serviced for others and risk-weighted assets.  Bradford Bancorp’s ratios include the pro forma impact of the Patapsco Bancorp acquisition.  The information presented for the Company and the Peer Group reflect data as of June 30, 2007, unless otherwise indicated for the Peer Group companies.  In comparison to the Peer Group, the Company’s loan portfolio composition reflected a lower concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (38.7% of assets versus 53.2% for the Peer Group).  In comparison to Bradford Bancorp, the Peer Group maintained higher concentrations of both mortgage-backed securities and 1-4 family loans.  Loans serviced for others represented a slightly more significant off-balance sheet item for the Peer Group, both in terms of balance of loans serviced ($28.8 million versus $18.8 million for the Company) and as a percent of assets on-balance sheet assets (4.0% versus 2.3% for the Company).  Relatively small balances of loans serviced for others translated into modest balances of loan servicing intangibles for the Company and the Peer Group.

Diversification into higher risk types of lending was generally more significant for the Company, with the exception of commercial real estate loans.  Commercial real estate loans represented the most significant area of loan portfolio diversification for the Peer Group, with such loans equaling 13.6% of the Peer Group’s assets.  Comparatively, Bradford Bancorp’s commercial real estate loan portfolio equaled 11.3% of assets.  Construction/land loans, equal to 13.7% of assets, constituted the most significant area of lending diversification for the Company versus 8.6% of assets for the Peer Group.  Commercial business loans and consumer loans were also more significant areas of lending diversification for the Company.  Consistent with the Company’s more significant lending diversification into higher risk types of loans, Bradford Bancorp’s risk weighted assets-to-assets ratio of 69.1% exceeded the comparable Peer Group ratio of 60.0%.

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[Table 3.4 appears here
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2007]

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Page 3.14

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies.  The Company’s ratios for “Balance Sheet Measures” reflect the pro forma impact of the Patapsco Bancorp acquisition.  The “Quarterly Change In Net Interest Income” figures reflect Bradford Bancorp’s operations only, due to the absence of data for the merged entity.  Additionally, the historical fluctuations in the net interest margins of Patapsco Bancorp are considered to be less meaningful for purposes of analyzing interest rate risk of the combined entity, since the interest rate sensitive assets and liabilities of Patapsco Bancorp will be marked-to-market based on prevailing interest rates at the time the acquisition becomes effective.

In terms of balance sheet composition, Bradford Bancorp’s interest rate risk characteristics were considered to be less favorable than the Peer Group’s.  Most notably, Bradford Bancorp’s lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin.  Likewise, the Peer Group’s lower level of non-interest earning assets represented a positive consideration in terms of capacity to generate higher interest income than the Company.  On a pro forma basis, the infusion of stock proceeds should serve to narrow the differences between the Company’s and the Peer Group’s ratios, although, due to the Company’s higher level of goodwill and intangibles, the Company will continue to maintain a higher ratio for non-interest earning assets.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Bradford Bancorp and the Peer Group.  In general, the relative fluctuations in the Company’s and the Peer Group’s net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.5, Bradford Bancorp and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins.  The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Bradford Bancorp’s assets and the proceeds will be substantially deployed into interest-earning assets.

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[Table 3.5 appears here
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2007 or Most Recent Date Available]

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Page 3.16

Credit Risk

Overall, the credit risk factors associated with Bradford Bancorp’s and the Peer Group’s balance sheets implied a slightly greater degree of credit risk exposure for Bradford Bancorp.  Bradford Bancorp’s ratios include the pro forma impact of the Patapsco Bancorp acquisition.  As shown in Table 3.6, Bradford Bancorp’s ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets approximated the Peer Group’s ratio (0.45% versus 0.43% for the Peer Group).  Bradford Bancorp’s non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past due, was slightly higher than the Peer Group’s ratio (0.51% versus 0.40% for the Peer Group).  Loss reserves were stronger for the Peer Group relative to non-performing loans (174.7% versus 115.4% for the Company) and loans (0.77% versus 0.59% for the Company).  Net loan charge-offs were slightly higher for the Peer Group, equal to 0.07% and 0.14% of the Company’s and the Peer Group’s respective loan balances.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Bradford Bancorp.  Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint.  Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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[Table 3.6 appears here
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2007 or Most Recent Date Available]

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Page 4.1

IV.  VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion.  Pursuant to this methodology:  (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences.  In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines.  Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques.  Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings.  It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

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The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock.  Throughout the conversion process, RP Financial will:  (1) review changes in the operations and financial conditions of the combined institutions; (2) monitor the operations and financial conditions of the combined institutions relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally.  If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any.  RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts.  Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Bradford Bancorp’s value, or Bradford Bancorp’s value alone.  To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III.  The following sections summarize the key differences between the Company and the Peer Group, incorporating the Patapsco Bancorp acquisition, and how those differences affect the pro forma valuation.  Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform.  We have also considered the market for thrift stocks,

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including the market for new issues, to assess the impact on value of Bradford Bancorp coming to market at this time.

1.             Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness.  The similarities and differences in the Company’s and the Peer Group’s financial strengths are noted as follows:

o                                         Overall A/L Composition.  Loans funded by retail deposits were the primary components of the Company’s and Peer Group’s balance sheets.  The Company’s interest-earning asset composition exhibited a higher concentration of loans and a greater degree of diversification into higher risk and higher yielding types of loans.  Overall, the Company’s risk weighted assets-to-assets ratio was higher than the Peer Group’s ratio.  Bradford Bancorp’s funding composition reflected a higher level of deposits and a lower level of borrowings in comparison to the Peer Group’s ratios.  Overall, as a percent of assets, the Company maintained a lower level of interest-earning assets and a higher level of interest-bearing liabilities relative to the Peer Group’s measures, which resulted in a higher IEA/IBL ratio for the Peer Group.  The infusion of stock proceeds should serve to increase the Company’s IEA/IBL ratio to a ratio that is more comparable to the Peer Group’s ratio, although the Company will continue to maintain a higher level of non-interest earning assets compared to the Peer Group.  The Company’s higher level of non-interest earning assets is largely due to the higher level of goodwill and intangibles that will be maintained by the Company following the acquisition of Patapsco Bancorp.  On balance, RP Financial concluded that the Company’s pro forma asset/liability composition was a neutral factor in our adjustment for financial condition.

o                                         Credit Quality.  In comparison to the Peer Group, the Company maintained a similar ratio of non-performing assets-to-assets and a slightly higher ratio of non-performing loans-to-loans.  Reserves as a percent of non-performing loans and as a percent of loans were higher for the Peer Group.  Net loan charge-offs were slightly higher for the Peer Group  The Company’s more significant diversification into higher risk types of lending translated in a higher risk weighted assets-to-assets ratio for the Company.  Overall, RP Financial concluded that credit quality was a slightly negative factor in our adjustment for financial condition.

o                                         Balance Sheet Liquidity.  The Company operated with a lower level of cash and investment securities relative to the Peer Group (13.1% of assets versus 28.7% for

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the Peer Group).  The Company’s cash and investments ratio reflects the reduction in cash and investments to fund the cash consideration to be paid for the acquisition of Patapsco Bancorp, but does not reflect the impact of the stock offering.  Accordingly, after taking into account the pro forma impact of the stock offering, the Company’s cash and investments ratio will be more comparable to the Peer Group’s ratio.  The Company’s future borrowing capacity was considered to be slightly greater than the Peer Group’s, based on Bradford Bancorp’s current lower utilization of borrowings.  Overall, RP Financial concluded that this was a neutral factor in our adjustment for financial condition.

o                                         Funding Liabilities.  The Company’s interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios.  However, due to the high concentration of the Company’s deposits maintained in CDs, the Peer Group maintained a lower cost of funds than the Company.  In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to Bradford Bancorp’s lower capital position.  Following the stock offering, the increase in the Company’s capital position should serve to reduce the level of interest-bearing liabilities funding assets to a ratio that is more comparable to the Peer Group’s ratio.  Overall, based on the Peer Group’s lower cost of funds, we concluded that this was a slightly negative factor in our adjustment for financial condition.

o                                         Capital.  The Company maintains lower pre-conversion capital ratios than the Peer Group on a reported basis and on a tangible capital basis.  After factoring in stock proceeds, the Company’s and the Peer Group’s tangible capital positions should be fairly comparable.  Accordingly, RP Financial concluded that capital strength was a neutral factor in our adjustment for financial condition.

On balance, Bradford Bancorp’s pro forma balance sheet strength was considered to be less favorable than the Peer Group’s.  Accordingly, a slight downward adjustment was warranted for the Company’s financial condition.

2.             Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings.  The major factors considered in the valuation are described below.

o                                         Reported Earnings.  The Company’s reported earnings were lower than the Peer Group’s on a ROAA basis (net loss of 0.14% of average assets versus net income

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of 0.64% for the Peer Group).  A slightly higher net interest margin, a higher level of non-interest operating income, a lower level of loss provisions, a lower level of operating expenses and a higher level of non-operating income supported the Peer Group’s higher return.  Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans.  Overall, the Company’s reported earnings were considered to be less favorable than the Peer Group’s and, thus, the Company’s reported earnings were considered as a slightly negative factor in our adjustment for the Company’s profitability growth and viability of earnings.

o                                         Core Earnings.  Both the Company’s and the Peer Group’s earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income.  In these measures, the Company operated with a lower net interest margin, a lower level of non-interest operating income and a higher operating expense ratio.  The Company’s lower net interest margin and higher level of operating expenses translated into a lower expense coverage ratio (1.01x versus 1.23x for the Peer Group).  Similarly, the Company’s efficiency ratio of 84.0% was less favorable than the Peer Group’s efficiency ratio of 69.6%.  Loss provisions had a more significant impact on the Company’s earnings and the Company maintained a lower effective tax rate than the Peer Group.  Overall, these measures, as well as the expected earnings benefit the Company should realize from the redeployment of stock proceeds into interest-earning assets net of the additional expenses associated with the stock benefit plans, indicate that the Company’s core earnings were less favorable than the Peer Group’s.  Accordingly, the Company’s core earnings were considered a slightly negative factor in our adjustment for the Company’s profitability growth and viability of earnings.

o                                         Interest Rate Risk.  Quarterly changes in the Company’s and the Peer Group’s net interest income to average assets ratios indicated that the degree of volatility associated with the Company’s and the Peer Group’s net interest margins were fairly comparable during the period analyzed.  Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income.  On a pro forma basis, the Company’s capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should narrow the current advantages reflected in the Peer Group’s ratios.  However, as the result of the Company’s higher level of non-interest earning assets, the Company will need to maintain a higher yield-cost spread to sustain a comparable level of net interest income as the Peer Group.  Overall, RP Financial concluded that interest rate risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

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o                                         Credit Risk.  Loan loss provisions were a larger factor in the Company’s earnings (0.18% of average assets versus 0.05% for the Peer Group).  In terms of future exposure to credit quality related losses, the Company maintained a higher concentration of loans and lending diversification into higher risk types of loans was more significant for the Company.  In comparison to the Peer Group, the Company’s credit quality measures showed a comparable ratio for non-performing assets and a higher ratio for non-performing loans.  The Peer Group maintained stronger reserve coverage ratios than the Company.  Overall, RP Financial concluded that earnings credit risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

o                                         Earnings Growth Potential.  Several factors were considered in assessing earnings growth potential.  First, earnings growth facilitated by acquisition related growth was considered to be more favorable for the Company pursuant to the increase in earnings that will be provided by the acquisition of Patapsco Bancorp.  Second, following the infusion of stock proceeds, the Company’s earnings growth potential with respect to leverage capacity will be comparable to the Peer Group’s leverage capacity.  Lastly, the Company’s less diversified operations into areas that generate non-interest operating income implies less favorable earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates.  Overall, the Company’s earnings growth potential appears to be slightly more favorable than the Peer Group’s, and, thus, we concluded that this was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

o                                         Return on Equity.  The Company’s pro forma return on equity will be below the comparable averages for the Peer Group and the industry, which will be attributable to a combination of Bradford Bancorp’s lower pro forma return on assets and higher pro forma capital position on a reported basis.  In view of the lower capital growth rate that will be imposed by Bradford Bancorp’s lower ROE, we concluded that this was a slightly negative factor in the adjustment for profitability, growth and viability of earnings.

Overall, the upward adjustment applied for the Company’s earnings growth potential was more than offset by the downward adjustments applied for the Company’s reported earnings, core earnings, credit risk, interest rate risk and return on equity.  Accordingly, RP Financial concluded that a slight downward valuation adjustment was warranted for the Company’s profitability, growth and viability of earnings.

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3.             Asset Growth

As the result of the acquisition related growth, Bradford Bancorp’s asset growth was significantly stronger than the Peer Group’s asset growth.  The Company’s organic asset growth was also stronger than the asset growth reflected for the Peer Group, which was supported by the Company’s loan growth.  On a pro forma basis, the Company’s tangible equity-to-assets ratio will be fairly comparable to the Peer Group’s ratio, indicating similar leverage capacity as maintained by the Peer Group.  The expansion of market area and customer base resulting from the Patapsco Bancorp acquisition should also facilitate growth opportunities for the Company.  On balance, we believe a moderate upward adjustment was warranted for this factor.

4.             Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served.  Bradford Bancorp’s primary market area for loans and deposits is considered to be Baltimore County, which incorporates the markets served by Patapsco Bancorp as well.  Baltimore County has experienced growth in population and household income since 2000, with such growth falling slightly below the comparable Maryland and U.S. growth rates.  Household income for Baltimore County was below and above the comparable respective measures for Maryland and the U.S., while Baltimore County’s per capita income approximated Maryland’s per capita income and exceeded the U.S. per capita income measure.

Overall, the markets served by the Peer Group companies were viewed as having fairly comparable growth characteristics as the Company’s primary market area.  On average, the Peer Group companies serve markets with comparable population bases as Baltimore County, which were growing at a slightly slower pace than Baltimore County.  The primary market areas served by the Peer Group companies had average and median per capita income measures that approximate Baltimore County’s per capita income, while per capita income as a percent of their state averages were higher for the Peer Group companies compared to Baltimore County’s per capita income as a percent of Maryland’s per capita income.  The average and median deposit market shares maintained by the Peer Group companies exceeded the Company’s market share

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of deposits in Baltimore County.  In general, the degree of competition faced by the Peer Group companies was viewed as being comparable to slightly less competitive than the Company’s competitive environment.  Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3.  As shown in Table 4.1, Baltimore County’s July 2007 unemployment rate was consistent with the majority of unemployment rates indicated for the markets served by the Peer Group companies.  On balance, we concluded that no adjustment was appropriate for the Company’s market area.

Table 4.1
Market Area Unemployment Rates
Bradford Bancorp, Inc. and the Peer Group Companies (1)

	County	July 2007 Unemployment

Bradford Bancorp, Inc.—MD	Baltimore	4.3%

The Peer Group
American Bancorp—NJ	Essex	6.3
Elmira Savings Bank—NY	Chemung	4.9
Fidelity Bancorp, Inc.—PA	Allegheny	4.3
First Keystone Financial, Inc.—PA	Delaware	4.2
Harleysville Savings Fin. Corp.—PA	Montgomery	3.6
Pamrapo Bancorp, Inc.—NJ	Hudson	5.9
Severn Bancorp, Inc.—MD	Anne Arundel	3.8
TF Financial Corp.—PA	Bucks	3.9
Washington SB, FSB—MD	Prince George’s	4.5
Willow Financial Bancorp—PA	Montgomery	3.6

(1)             Unemployment rates are not seasonally adjusted.

Source:  U.S. Bureau of Labor Statistics.

5.             Dividends

At this time the Company has not established a dividend policy.  Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

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Nine out of the ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.44% to 5.08%.  The average dividend yield on the stocks of the Peer Group institutions equaled 2.94% as of August 31, 2007.  As of August 31, 2007, approximately 82% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.34%.  The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization.  On balance, we concluded that no adjustment was warranted for purposes of the Company’s dividend policy.

6.             Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets.  Nine of the Peer Group companies trade on the NASDAQ system and Washington SB, FSB trades on the AMEX.  Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock.  The market capitalization of the Peer Group companies ranged from $29.7 million to $194.1 million as of August 31, 2007, with average and median market values of $85.3 million and $67.6 million, respectively.  The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.5 million to 15.6 million, with average and median shares outstanding of 6.4 million and 4.4 million, respectively.  The Company’s pro forma market value will be comparable to the Peer Group’s average market value, while shares outstanding for the Company will be in the upper end of the range of shares outstanding maintained by the individual Peer Group companies.  The Company’s stock will be quoted on the NASDAQ Global Market System following the stock offering.  Overall, we anticipate that the Company’s stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

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7.             Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Bradford Bancorp:  (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Maryland.  All of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.            The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations.  Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts.  In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions.  Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks.  Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year.  Stocks traded in a narrow range before strengthening at the end of August 2006 and into early-September, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%.  The Dow Jones Industrial Average (“DJIA”) moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve’s decision to leave rates unchanged helping to sustain the positive trend.  Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region.  Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter.

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The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October.  Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 mark.  The DJIA closed above 12000 heading into late-October 2006, with optimism about corporate earnings, the Federal Reserve’s decision to hold rates steady and lower oil prices sustaining the rally.  Despite a slight pullback at the end of October, the 3.4% gain in the DJIA for October was the best monthly gain since November 2005.  Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November.  Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to the rally in the broader market.  Stocks traded in a narrow range ahead of the holiday shopping season in late-November.  After posting a big one day loss in late-November on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December.  The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year.

Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks.  Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January 2007, which was followed by a one day sell-off on a weak housing report and concerns about higher rates.  Stocks surged higher at the end of January 2007, as the Federal Reserve’s late-January meeting concluded with no change in rates.  The broader stock market traded in a narrow range in early-February and then the DJIA rallied to a new record in mid-February.  Comments by the Federal Reserve Chairman that helped to alleviate concerns of higher rates, as well as lower oil prices, were factors that contributed to the mid-February rally.  Comparatively, higher oil prices contributed to a downturn in stocks heading into late-February.  A sell-off in China’s stock market turned into a global market sell-off, as the DJIA plunged over 400 points on February 27th.

Stocks recovered some of the losses from the one day sell-off in early-March 2007, as the broader stock market benefited from a rebound in China’s stock market.  Mounting

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troubles for subprime mortgage lenders and weak economic data fueled a sharp downturn in the broader stock market in mid-March.  Following the sell-off, merger announcements, rallies in overseas markets and a drop in oil prices supported a rebound in the broader stock market ahead of the March meeting of the Federal Reserve.  The Federal Reserve’s decision to hold rates steady further strengthened the rebound in the stock market as investors were buoyed by the Federal Reserve’s assessment that the economy would continue to expand at a moderate pace.  Stocks fluctuated at the close of the first quarter on mixed economic data.

Signs of an improving housing market provided a boost to the stock market at the start of the second quarter 2007, with news of an increase in an index of pending existing home sales during February supporting a one-day gain of more than 120 points in the DJIA.  News of Iran’s release of British hostages, lower oil prices and a favorable March employment report also contributed to the broader market gains in early-April.  The broader market rally continued through most of April, as merger news and strong corporate profits lifted the DJIA above a close of 13000 in late-April.  For the month of April, the DJIA closed up 5.7%.  Stronger than expected manufacturing data and lower oil prices helped to propel the DJIA to five consecutive record highs in early-May.  Following a sharp one day sell-off on a weak retail sales report for April, the positive trend in the broader stock market continued into mid-May.  A new wave of corporate deals, lower oil prices and a stronger than expected reading for May consumer confidence were noted factors that help to sustain the rally.  Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China’s stock market.  Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June.  Stocks generally traded lower in the second half of June on continued inflation concerns, as well as higher oil prices and weakness in the housing market.

The broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at record highs in mid-July.  A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally.  A favorable second quarter earnings report by IBM helped the DJIA close above the 14000 mark heading into late-July, which was followed a general downturn in stocks during late-July and early-August.  Stocks were driven lower by fears that the

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housing slump was spreading to the broader economy and concerns of a widening credit crunch prompted by home mortgage lenders cutting off credit or raising rates for a growing number of borrowers.  The stock market turned highly volatile in mid-August, reflecting mixed economic news and the ongoing fallout from the credit crisis.  Volatility in the stock market continued to prevail through the end of August, based on concerns about the impact of the credit crunch on the economy and speculation about whether or not the Federal Reserve would cut rates at its September meeting.  As an indication of the general trends in the nation’s stock markets over the past year, as of August 31, 2007 the DJIA closed at 13357.74 an increase of 17.4% from one year ago and an increase of 7.2% year-to-date, and the NASDAQ closed at 2596.36 an increase of 18.9% from one year ago and an increase of 7.5% year-to-date.  The Standard & Poors 500 Index closed at 1473.99 on August 31, 2007 an increase of 13.1% from one year ago and an increase of 3.9% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have underperformed the broader stock market.  Thrift stocks trended lower in late-August 2006 reflecting concerns of a slowdown in housing, while a favorable August employment report provided a boost to the thrift sector at the beginning of September.  Inflationary fears prompted a brief sell-off in thrift stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates.  Acquisition news and strength in the broader market sustained the upward trend in thrift stocks into mid-October.  Thrift stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors.  Strength in the broader market supported a rebound in thrift stocks ahead of the national elections.  Favorable inflation data boosted thrifts stocks along with the broader market in mid-November.  Weaker than expected housing data pressured thrift stocks lower heading into late-November.  Merger news, including Bank of New York’s announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006.  Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected.  An upbeat

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report on home sales helped thrift and bank stocks participate in the broader market rally in late-December.

Thrift stocks traded lower at the beginning of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates.  Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve meeting provided for a choppy trading market for thrift issues in mid- and late-January.  Thrift stocks posted gains in late-January and early-February, as thrift investors reacted favorably to the Federal Reserve’s decision to hold rates steady.  While the DJIA moved to a new high in mid-February, thrift stocks traded in a narrow range heading into late-February.  The late-February sell-off triggered by the downturn in China’s stock market hit thrift stocks as well.  Selling pressure in thrift stocks increased during the first half of March, as mortgage lenders in general were hurt by the deterioration in market conditions for subprime mortgage lenders.  In mid-March, the Mortgage Bankers Association reported that subprime mortgage delinquencies rose to a four year high during the fourth quarter of 2006.  Thrift stocks participated in the broader stock market rally following the Federal Reserve’s decision to hold rates steady at its March meeting, based on expectations that the economy would continue to expand at a moderate pace.  Thrift stocks pulled back in late-March, as lenders were hurt by news that sales of new homes fell for the second straight month in February and consumer confidence dropped in March.

A favorable report on February pending existing home sales sparked gains in thrift stocks at the start of the second quarter of 2007.  In contrast to the broader market, thrift stocks trended lower in mid-April as a weak housing market and the overhang of problems in the subprime lending market continued to weigh on the thrift sector.  Some positive earnings reports helped to boost thrift stocks heading into the second half of April, but the rally did not match gains posted in the broader market.  A late-April report showing a decline in home sales in March served to dampen enthusiasm for thrift stocks, while news of Bank of America’s $21 billion proposed acquisition of LaSalle Bank Corp. had little impact on trading activity among thrift and bank stocks.  Thrift stocks headed higher along with the broader stock market in early-May, but did not sustain the upward momentum into mid-May.  A disappointing report on the outlook for the housing market weighed on the thrift sector in mid-May, with the National Association of Home Builders report projecting that home sales and housing production would

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not begin to improve until late in 2007.  Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates.  A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates.  Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June.

The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poors and Moody’s announced plans to downgrade securities backed by subprime mortgages.  Bargain hunting and strength in the broader market supported a brief rebound in thrift stocks in mid-July, which was followed a sharp sell-off on fears of spreading subprime problems and some second quarter earnings reports showing deterioration in credit quality.  A disappointing second quarter earnings report by Countrywide Financial and a larger-than-expected decline in new home sales knocked thrift equities lower in late-July.  The downturn in thrift stocks continued into the beginning of August on news that American Home Mortgage Investment Corp. was shutting down operations due to liquidity problems.  Thrift stocks participated in the volatility exhibited in the broader market in mid-August, but, in general, the downward trend in thrift equities continued during the first half of August.  Thrift equities benefited from the mid-August discount rate cut by the Federal Reserve and then fluctuated along with the broader market through the end of August based on speculation over the outcome of the Federal Reserve’s next meeting.  On August 31, 2007, the SNL Index for all publicly-traded thrifts closed at 1,537.5 a decrease of 8.7% from one year ago and a decrease of 16.0% year-to-date.

B.            The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value.  The new issue market is separate and distinct from the market for seasoned thrift issues in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and

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(2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity.  As shown in Table 4.2, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months.  The standard conversion offerings are considered to be more relevant for purposes of our analysis.  Louisiana Bancorp’s offering closed slightly above the maximum of the offering range and Quaint Oak Bancorp’s offering closed at the top of the range.  The average closing pro forma price/tangible book ratio of the two recent standard conversion offerings equaled 79.8%.  On average, the two standard conversion offerings reflected price depreciation of 1.5% and 0.9% after the first week and first month of trading, respectively.  As of August 31, 2007, the two recent standard conversion offerings reflected average price depreciation of 0.7%, based on an 8.6% increase in Louisiana Bancorp’s stock price from the IPO price and a 10.0% decrease in Quaint Oak Bancorp’s stock price from the IPO price.

Shown in Table 4.3 are the current pricing ratios for the two companies that have completed fully-converted offerings during the past three months and are traded on NASDAQ or an Exchange.  One of the offerings was a second-step conversion (Abington Bancorp of Pennsylvania), thereby placing an upward bias on the P/TB ratio compared to the standard conversion offering P/TB ratio.  The current average P/TB ratio of the publicly-traded recent conversions equaled 88.98%.

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[Table 4.2 appears here
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)]

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[Table 4.3 appears here
Market Pricing Comparatives
Prices as of August 31, 2007]

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C.           The Acquisition Market

Also considered in the valuation was the potential impact on Bradford Bancorp’s stock price of recently completed and pending acquisitions of other savings institutions operating in Maryland.  As shown in Exhibit IV-4, there were seven Maryland thrift acquisitions completed between the beginning of 2003 through year-to-date 2007 and there are currently no acquisitions pending of Maryland savings institutions (merger data excludes mutual mergers).  The recent acquisition activity involving Maryland savings institutions may imply a certain degree of acquisition speculation for the Company’s stock.  To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company’s market and, thus, are subject to the same type of acquisition speculation that may influence Bradford Bancorp’s stock.  However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Bradford Bancorp’s stock would tend to be less compared to the stocks of the Peer Group companies.

*  *  *  *  *  *  *  *  *  *  *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market for conversions and the acquisition market.  Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.             Management

Bradford Bancorp’s management team appears to have experience and expertise in all of the key areas of the Company’s operations.  The directors and staff that will be added through the acquisition of Patapsco Bancorp will serve to strengthen personnel depth and expertise.  Immediately following the acquisition of Patapsco Bancorp, one of the Company’s current directors will resign and two members of Patapsco Bancorp’s Board of Directors will be

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appointed to the Company’s Board of Directors.  The composition of the Company’s executive management will also change immediately following the acquisition of Patapsco Bancorp:  the Company’s current Executive Vice President and Chief Financial Officer will be appointed to the position of Executive Vice President and Chief Operating Officer and Patapsco Bancorp’s current President, Chief Executive Officer and Chief Financial Officer will be appointed to the position of Senior Vice President and Chief Financial Officer.  Exhibit IV-5 provides summary resumes of Bradford Bancorp’s Board of Directors and senior management following the conversion and acquisition of Patapsco Bancorp.  The Company’s recent operating results, which include successfully completing the acquisitions of Valley Bancorp, Golden Prague and Senator Bank, provide evidence of a well-managed institution that has been successful in the implementation of its business plan.  There appears to be a well-defined organizational structure for the merged entity.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies.  Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.             Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, Bradford Bancorp will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions.  Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios.  On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

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Key Valuation Parameters:	Valuation Adjustment

Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Moderate Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Bradford Bancorp’s to-be-issued stock—price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches—all performed on a pro forma basis including the effects of the stock proceeds and the acquisition of Patapsco Bancorp.  In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Bradford Bancorp’s prospectus for offering expenses, reinvestment rate, effective tax rate, purchase accounting adjustments for the acquisition, and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial’s valuation placed an emphasis on the following:

o                                              P/E Approach.  The P/E approach is generally the best indicator of long-term value for a stock.  Given the similarities between the Company’s and the Peer Group’s operating strategies, core earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation.  At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

o                                              P/B Approach.  P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds.  RP Financial considered the P/B approach to be a useful indicator of pro forma value taking into account the pricing ratios under

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the P/E and P/A approaches.  We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

o                                              P/A Approach.  P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach.  Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio.  At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position (“SOP”) 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares.  For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted.  However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the stock contribution to the Foundation, RP Financial concluded that, as of August 31, 2007, the aggregate pro forma market value of Bradford Bancorp’s conversion stock, including the stock to-be-issued for the acquisition of Patapsco Bancorp was $89,363,540 at the midpoint, equal to 8,936,540 shares at $10.00 per share.

1.             Price-to-Earnings (“P/E”).  The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base.  In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds.  The Company’s reported earnings, including the estimated pro forma earnings impact of the

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acquisition of Patapsco Bancorp, equaled a net loss of $1.149 million for the twelve months ended June 30, 2007.  In deriving Bradford Bancorp’s estimated core earnings for purposes of the valuation, the adjustments made to reported earnings were to eliminate net gains on the sale of investment securities ($20,000) and net other non-operating losses mostly consisting of merger expenses ($2.008 million).  As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 34.0% was applied to pre-tax adjusted earnings of $849,000, the Company’s core earnings were determined to equal $560,000 for the twelve months ended June 30, 2007.  (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount (1)
($000)

Pre-tax income(loss)	($ 1,139)
Deduct: Net gain on sale of securities	(20)
Add: Net other non-operating losses	2,008
Adjusted pre-tax income	$849
Income taxes (1)	289
Core net income	$560

(1)             Adjusted pre-tax income tax effected at 34.0%.

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $89.4 million midpoint value were not meaningful (“NM”) and 69.44 times, respectively.  Comparatively, the Peer Group’s average reported and core P/E multiples equaled 15.27 times and 17.96 times, respectively (see Table 4.4).  In comparison to the Peer Group’s core P/E multiple, the Company’s core P/E multiple indicated a premium of 286.64%.  The Peer Group’s median reported and core earnings multiples equaled 15.52 times and 16.92 times, respectively.  In comparison to the Peer Group’s median core P/E multiple, the Company’s pro forma core P/E multiple at the midpoint value indicated a premium of 310.40%.

2.             Price-to-Book (“P/B”).  The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value taking into account the

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[Table 4.4 appears here
Public Market Pricing
Bradford Bancorp, Inc. and the Comparables
As of August 31, 2007]

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estimated pro forma impact of the Patapsco Bancorp acquisition.  In applying the P/B approach, we considered both reported book value and tangible book value.  Based on the $89.4 million midpoint valuation, Bradford Bancorp’s pro forma P/B and P/TB ratios equaled 75.36% and 116.55%, respectively.  In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 115.66% and 128.01%, the Company’s ratios reflected discounts of 34.84% and 8.95%, respectively.  In comparison to the Peer Group’s median P/B and P/TB ratios of 117.18% and 123.77%, respectively, the Company’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 35.69% and 5.83%, respectively.

3.             Price-to-Assets (“P/A”).  The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base taking into account the estimated pro forma impact of the Patapsco Bancorp acquisition and conservatively assuming no deposit withdrawals are made to fund stock purchases.  In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein.  At the midpoint of the valuation range, Bradford Bancorp’s value equaled 10.14% of pro forma assets.  Comparatively, the Peer Group companies exhibited an average P/A ratio of 11.72%, which implies a discount of 13.48% has been applied to the Company’s pro forma P/A ratio.  In comparison to the Peer Group’s median P/A ratio of 11.78%, the Company’s pro forma P/A ratio at the midpoint value indicated a discount of 13.92%.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value.  Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals).  As discussed previously, two standard conversion offerings have been completed within the past three months.  In comparison to the average closing pro forma price/tangible book ratio of 79.8% for the two recent standard

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conversion offerings, the Company’s P/TB ratio of 116.6% at the midpoint value reflects an implied premium of 46.1%.

Valuation Conclusion

It is our opinion that, as of August 31, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion—including: (1) the $44.7 million cash and stock acquisition of Patapsco Bancorp, which includes the 2,161,354 merger shares issued to Patapsco Bancorp’s shareholders; and (2) the 275,000 shares of common stock contributed to the Foundation—was $89,363,540 at the midpoint, equal to 8,936,354 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and values are as follows:

	Offering	Merger	Foundation	Total
Shares	Shares	Shares (1)	Shares	Shares

Super maximum	8,596,250	2,161,354	275,000	11,032,604
Maximum	7,475,000	2,161,354	275,000	9,911,354
Midpoint	6,500,000	2,161,354	275,000	8,936,354
Minimum	5,525,000	2,161,354	275,000	7,961,354
Adjusted minimum (2)	4,696,250	2,161,354	275,000	7,132,604

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	Offering	Merger	Foundation	Total
Shares	Shares	Shares (1)	Shares	Shares

Market Value
Super maximum	$85,962,500	$21,613,540	$2,750,000	$110,326,040
Maximum	$74,750,000	$21,613,540	$2,750,000	$99,113,540
Midpoint	$65,000,000	$21,613,540	$2,750,000	$89,363,540
Minimum	$55,250,000	$21,613,540	$2,750,000	$79,613,540
Adjusted minimum (2)	$46,962,500	$21,613,540	$2,750,000	$71,326,040

(1)             Merger shares could increase up to 2,216,850 at the time the acquisition of Patapsco Bancorp is completed, due to the exercise of stock options and issuances of deferred compensation shares to directors, which would increase total shares issued at the super range to 11,088,100.  RP Financial considered the pro forma impact of the additional merger shares and we concluded that the pro forma shares outstanding, pro forma pricing ratios and pro forma market value were substantially unchanged from the super maximum.

(2)             If Bradford Bancorp does not receive orders for at least 5,525,000 shares in the offering, then, in Bradford Bancorp’s discretion in order to issue the minimum number of shares necessary to complete the conversion and stock offering, up to 828,750 unsubscribed shares may be issued to stockholders of Patapsco Bancorp as merger consideration.